ROGERS COMMUNICATIONS INC.
NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS

To our Shareholders:

The 2009 annual general meeting of shareholders of Rogers Communications Inc. will be held:

Date:	Wednesday, April 29, 2009
Time:	3:00 p.m. (local time in Toronto)
Place:	Velma Rogers Graham Theatre 333 Bloor Street East Toronto, Ontario, Canada

Business of the meeting:

(1)	receive the consolidated financial statements for the year ended December 31, 2008 and the auditors’ report on the statements;

(2)	elect 18 directors;

(3)	appoint auditors; and

(4)	consider any other business properly before the meeting.

You are entitled to notice of and to attend and vote at the meeting if you were a registered holder of Class A Voting Shares at the close of business in Toronto, Ontario, Canada on March 20, 2009, (subject to the voting restrictions described in the Information Circular attached). If you were a registered holder of Class B Non-Voting Shares at that time, you are entitled to notice of and to attend the meeting, but not to vote at the meeting. Shareholders wishing to attend the meeting will be required to produce a Class A proxy or Class B proxy or provide other proof of share ownership to gain admission.

On peut obtenir le texte français de cette circulaire d’information en communiquant avec Mr. Bruce Mann, au siège social de la Compagnie situé au 333 Bloor Street East, Toronto, Ontario M4W 1G9, ou en téléphonant au 416.935.3532. Le texte français sera disponible à l’assemblée.

March 20, 2009	By order of the Board
Toronto, Ontario, Canada	David P. Miller, Secretary

ROGERS COMMUNICATIONS INC.
INFORMATION CIRCULAR
Information is as of March 20, 2009 unless otherwise stated.

The management of Rogers Communications Inc. is soliciting your proxy for use at the annual general meeting to be held on April 29, 2009 (the meeting). We will pay the cost of proxy solicitation. The solicitation will be mainly by mail. However, we may solicit proxies by telephone, in writing or in person by our directors, officers or designated agents, at nominal cost. We, us, our/ours, RCI and the Corporation refers to Rogers Communications Inc. and you and yours refers to a shareholder of Rogers Communications Inc.

PART 1  VOTING INFORMATION

REGISTERED SHAREHOLDERS

You are a registered shareholder if your shares are registered directly in your own name in the records of registered shareholders maintained for the Corporation.

Who Can Vote?

If you were a registered holder of Class A Voting Shares (the Class A Shares) at the close of business in Toronto, Ontario, Canada on March 20, 2009 (the record date) you will be entitled to attend and vote those Class A Shares at the meeting or any adjournments or postponements of the meeting. If you were a registered holder of Class B Non-Voting Shares on the record date you will be entitled to attend the meeting or any adjournments or postponements of the meeting but will not be entitled to vote on any business. Voting is subject to certain restrictions described below. Shareholders wishing to attend the meeting will be required to produce a Class A proxy or Class B proxy or provide other proof of share ownership to gain admission.

Voting By Proxy

If you are entitled to vote Class A Shares in person, you may appoint someone else to attend the meeting and cast your votes (a proxyholder).

Appointing a Proxyholder

If it is not convenient for you to attend the meeting, you may vote on the matters to be considered at the meeting in one of two ways:

•	You may authorize the management representatives named on the enclosed proxy card to vote your Class A Shares. If you choose this option, there are four ways you can give your voting instructions:

—	Mail. Complete the enclosed proxy card by indicating how you want your shares voted. Sign, date and return the proxy card in the envelope provided. The address for receiving proxies is Secretary of the Corporation c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Canada.

—	Telephone. (Canada and the United States only). Call the toll free number on the enclosed proxy card using a touchtone telephone and follow the voice instructions. Please have your Control Number, Holder Account Number and Access Number ready to give your voting instructions on the telephone. These numbers are located on the front of the enclosed proxy card. If your proxy card does not contain a Control Number, Holder Account Number and Access Number, you will not be able to vote by telephone.

—	Internet. Follow the instructions on the enclosed proxy card in order to give your voting instructions through the Internet. Please have your proxy card with you when you are ready to proceed, as it contains the information you will need to give your voting instructions through the Internet.

—	Fax. Complete the enclosed proxy card by indicating how you want your shares voted. Sign and date the proxy card. Fax the completed proxy card to Computershare at 416.263.9524 or toll free in Canada and the United States only at 1.866.249.7775.

or

•	You may appoint another person to attend the meeting on your behalf and vote your Class A Shares. If you choose this option, you can appoint your proxyholder by mail, fax or through the Internet. If you mail or fax the proxy card, you must print that person’s name in the blank space provided on the back of the enclosed proxy card and you may indicate how you want your shares voted. Sign, date and return the proxy card in the envelope provided or fax the proxy card as described above. You may also appoint a second person to be your alternate proxyholder. Neither your proxyholder nor alternate proxyholder need be a shareholder. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare when they arrive at the meeting.

Please remember that your proxy or voting instructions must be received by no later than 4:30 p.m. (local time in Vancouver) (7:30 p.m. local time in Toronto) on April 27, 2009.

Your Voting Choices

You may instruct the proxyholder how you want to vote by marking the appropriate box or boxes on the proxy card. The proxyholder must vote (or withhold from voting) your Class A Shares as you instruct, on any vote on a poll, and, if you specify a choice with respect to any matter to be acted upon, your Class A Shares will be voted accordingly. If you do not mark a box, your proxyholder may decide how to vote your Class A Shares.

If the management representatives named in the proxy card are your proxyholders, they will vote your Class A Shares as follows, unless you have marked the boxes with different choices:

—	FOR the election as directors of the proposed nominees shown in this Information Circular

—	FOR the appointment of KPMG LLP as auditors

—	FOR management’s proposals generally

Amendments or New Business

On any amendments or variations proposed or any new business properly before the meeting, your proxyholder can decide how to vote your Class A Shares. Management is not aware of any amendments, variations or other business.

Changing Your Mind

You may revoke your proxy card by:

•	a completed and signed proxy card with a later date delivered to either our registered office at 2900 — 550 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 or to the place identified above under Appointing a Proxyholder by 4:30 p.m. (local time in Vancouver) (7:30 p.m. local time in Toronto) on April 27, 2009 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•	a written revocation, delivered to either our registered office at 2900 — 550 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 or to the place identified above under Appointing a Proxyholder by 4:30 p.m. (local time in Vancouver) (7:30 p.m. local time in Toronto) on April 27, 2009 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•	attending the meeting in person and participating in a vote; or

•	any other way the law allows.

BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)

Only registered shareholders or their proxyholders may vote at the meeting. In many cases, the Class A Shares are registered in the name of your representative, such as a broker, bank, trust company or trustee, rather than in your name.

How Does a Non-Registered Holder Give Voting Instructions?

Your representative may have sent to you the meeting materials including a voting instruction form or a blank proxy card signed by the representative. You may provide your voting instructions by filling in the appropriate boxes. Please follow your representative’s instructions for signing and returning the applicable materials. Sometimes you may be allowed to give your instructions by Internet or telephone.

How Does a Non-Registered Holder Vote in Person at the Meeting?

You can request your representative to appoint you as its proxyholder. Insert your own name as proxyholder on the voting instruction form or proxy card you received from your representative and then follow your representative’s instructions.

Changing Your Mind as Non-Registered Holder

As a non-registered shareholder, you may change your voting instructions or decide to vote in person by giving written notice to your representative. However, a representative may not be able to act unless it receives written notice from you in time (7 days or more before the meeting).

HOW VOTES ARE COUNTED

Class A Shares

Each Class A Share is entitled to 50 votes on a poll.

RESTRICTIONS ON THE TRANSFER, VOTING, OWNERSHIP AND ISSUE OF SHARES

We have ownership interests in several Canadian entities licenced or authorized to operate under applicable communications laws (the Laws) including the:

•	Broadcasting Act (Canada)

•	Telecommunications Act (Canada)

•	Radiocommunication Act (Canada)

The Laws have foreign ownership limits (the Limits) for various classes of licensed or authorized entities. You can obtain a copy of the Limits from our Secretary.

The Laws also impose a number of restrictions on changes in effective control of licencees or authorized entities, and the transfer of licences held by them. Our Articles therefore impose restrictions on the issue and transfer of our shares and the exercise of voting rights to ensure that we and any Canadian corporation in which we have any interest are:

•	qualified to hold or obtain any cable television, broadcasting or telecommunications licence or authorized to operate a similar entity under the Laws; and

•	not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates or affiliates under the Laws.

If our Board of Directors (the Board) considers that our or our subsidiaries’ ability to hold and obtain licences, or to remain in compliance with the Laws, may be in jeopardy, the Board may invoke the restrictions in our Articles on transfer, voting and issue of our shares.

OUTSTANDING SHARES AND MAIN SHAREHOLDERS

On March 20, 2009, 112,462,014 Class A Shares were outstanding. Voting control of the Corporation is held by the Rogers Control Trust, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late Ted Rogers are beneficiaries. Private Rogers family holding companies controlled by the Rogers Control Trust together beneficially owned or controlled 102,232,198 Class A Shares on March 20, 2009, being about 90.9% of our outstanding Class A Shares.

Under the estate arrangements of the late Ted Rogers, the Rogers Control Trust holds voting control of the Rogers group of companies for the benefit of successive generations of the Rogers family. The equity of the private Rogers family holding companies is owned by members of the Rogers family and trusts for their benefit. The governance structure of the Rogers Control Trust comprises the Control Trust Chair (who acts in effect as the chief executive of the Control Trust), the Control Trust Vice-Chair, the trustee, and a committee of advisors (the Advisory Committee). The Control Trust Chair will act as the representative of the controlling shareholder in dealing with the Corporation to provide leadership on our long-term strategy and direction, and vote the Class A shares held by the private Rogers family holding companies in accordance with the estate arrangements. The Control Trust Vice-Chair assists the Control Trust Chair in the performance of his or her duties and both are accountable to the Advisory Committee.

Currently, Edward S. Rogers is the Control Trust Chair and Melinda M. Rogers is the Control Trust Vice-Chair. The Advisory Committee members are appointed in accordance with the estate arrangements. The current members of the Advisory Committee are: Loretta Anne Rogers, Lisa Rogers, Edward S. Rogers, Melinda M. Rogers, Martha Rogers, David A. Robinson and Ann T. Graham (Rogers family members); Alan D. Horn, Thomas I. Hull, John A. Tory and John H. Tory (trustees of a trust for the benefit of Rogers family members); and Philip B. Lind and Peter C. Godsoe.

RESTRICTED SHARE DISCLOSURE

Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or the Corporation’s constating documents that an offer be made for the outstanding Class B Non-Voting Shares and there is no other protection available to holders of Class B Non-Voting Shares under the Corporation’s constating documents. If an offer is made to purchase both Class A Shares and Class B Non-Voting Shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Further information as to our capital structure is contained in the consolidated financial statements for the year ended December 31, 2008, Note 18.

PART 2  BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

In accordance with our Articles, the Board has set at 18 the number of directors to be elected at the meeting. All of the current directors retire at the annual general meeting but are eligible for re-election.

The Proposed Nominees

The management representatives named in the enclosed proxy card intend (subject to contrary instructions) to vote for the election of the 18 proposed nominees named below. Each director elected will serve until the next annual general meeting, subject to possible earlier termination.

Proposed Nominees

Ronald Duncan Besse Age: 70 Toronto, Ontario Canada Director Since: 1984 Independent	Mr. Besse serves as President of Besseco Holdings Inc., a holding company. He was formerly Chairman, President and Chief Executive Officer, Gage Learning Corporation (an educational publisher). Mr. Besse graduated from Ryerson University, Business Administration, 1960 and was awarded the Alumni Award of Distinction, Business Administration, 1998 and an Honorary Doctorate of Commerce in 2004. Mr. Besse is a member of the World Presidents’ Organization, and is a past President of the Canadian Book Publishers’ Council.

Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	C.I. Financial Income Fund
Audit		4 of 4	100%	(TSX:CIX)
Compensation		2 of 2	100%
Pension		3 of 4	75%

Combined Total		17 of 18	95%
Securities Held(1)

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2008	14,000	70,530		48,311

2009	14,000	70,530		54,533

Charles William David Birchall(2) Age: 66 Toronto, Ontario Canada Director Since: 2005 Independent	Mr. Birchall serves as Vice Chairman of Barrick Gold Corporation and Chairman of Barrick International Banking Corporation, a subsidiary of Barrick Gold Corporation. Mr. Birchall served as Vice Chairman of TrizecHahn Corporation from 1996 to 2001. Mr. Birchall is a Fellow of The Institute of Chartered Accountants in England and Wales.

Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	Barrick Gold Corporation
Audit		4 of 4	100%	(TSX/NYSE:ABX)
Finance		1 of 1	100%
Nominating		2 of 2	100%

Combined Total		15 of 15	100%
Securities Held(1)

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2008	Nil	Nil		9,566

2009	Nil	Nil		13,669

John Henry Clappison Age: 62 Toronto, Ontario Canada Director Since: 2006 Independent	Mr. Clappison is a Corporate Director. Mr. Clappison was associated with PricewaterhouseCoopers from 1968 until his retirement in 2005. From 1990 to 2005, Mr. Clappison was the Greater Toronto Area Managing Partner of PricewaterhouseCoopers. Mr. Clappison is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	SunLife Financial Inc.
Audit		4 of 4	100%	(TSX/NYSE/Other:SLF)
Pension		4 of 4	100%	Cameco Corporation (TSX/NYSE:CCO) Canadian Real Estate Investment Trust (TSX:REF)

Combined Total		16 of 16	100%
Securities Held(1)

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2008	Nil	1,000		5,220

2009	Nil	1,000		8,292

Peter Cowperthwaite Godsoe, O.C.(2) Age: 70 Toronto, Ontario Canada Director Since: 2003 Independent	Mr. Godsoe is a Corporate Director and has served as Lead Director of the Corporation since March 2006. Prior to December 2003, Mr. Godsoe was the Chairman and Chief Executive Officer of the Bank of Nova Scotia, a financial services company, and prior to March 2004, the Chairman of the Bank of Nova Scotia. Mr. Godsoe holds a B.Sc. (Mathematics and Physics) from the University of Toronto and an M.B.A. from the Harvard Business School. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	Barrick Gold Corporation
Finance		1 of 1	100%	(TSX/NYSE:ABX)
Compensation		2 of 2	100%	Ingersoll-Rand Company
Corporate Governance		1 of 1	100%	Limited (NYSE:IR)
Nominating		2 of 2	100%	Lonmin PLC (LSE; LMI; JSE; LOLMI; OTC; LONMY) Onex Corporation (TSX:OCX)

Combined Total		14 of 14	100%
Securities Held(1)

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2008	Nil	28,400		21,939

2009	Nil	28,400		28,547

Alan Douglas Horn(3) Age: 57 Toronto, Ontario Canada Director Since: 2006 Non-Independent	Mr. Horn has been Acting President and Chief Executive Officer since October 2008 and is a member of the Advisory Committee of the Rogers Control Trust.(6) Mr. Horn has served as Chairman of the Board of the Corporation and President and Chief Executive Officer of Rogers Telecommunications Limited and certain private companies which control the Corporation since March 2006. Mr. Horn served as President and Chief Operating Officer of Rogers Telecommunications Limited from 1990 to 1996 and was Vice President, Finance and Chief Financial Officer of the Corporation from September 1996 to March 2006. Mr. Horn is a Chartered Accountant. Mr. Horn received a B.Sc. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.

Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	March Networks (TSX:MN)

Pension Committee		4 of 4	100%	Fairfax Financial Holdings Limited (TSX/NYSE:FFH)

Combined Total		12 of 12	100%	CCL Industries Inc. (TSX:CCL)
Securities Held(1)

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2008	46,600	1,000,000		8,053

2009	46,600	1,000,000		12,370

Thomas Ian Hull Age: 77 Toronto, Ontario Canada Director Since: 1979 Independent	Mr. Hull is Chairman and Chief Executive Officer of The Hull Group of Companies, an insurance brokerage firm. Mr. Hull is a member of the Advisory Committee of the Rogers Control Trust.(6) Mr. Hull is a graduate of Upper Canada College and the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	Nil
Finance		1 of 1	100%
Compensation		2 of 2	100%
Corporate Governance		1 of 1	100%

Combined Total		12 of 12	100%
Securities Held(1)

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2008	508,400	3,100		52,674

2009	508,400	3,100		58,403

Philip Bridgman Lind, C.M. Age: 65 Toronto, Ontario Canada Director Since: 1979 Non-Independent	Mr. Lind serves as Vice-Chairman of the Corporation and is a member of the Advisory Committee of the Rogers Control Trust. (6) Mr. Lind joined the Corporation in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also a director of the Council for Business and the Arts, the Power Plant (Contemporary Art Gallery at Harbourfront), and the Art Gallery of Ontario. Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S. and is a former Chairman of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED). Mr. Lind holds a B.A. (Political Science and Sociology), University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada.

Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	Brookfield Asset Management Inc. (TSX/NYSE:BAM)

Combined Total		8 of 8	100%
Securities Held(1)

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2008	380,520	926		Nil

2009	380,520	926		Nil

Isabelle Marcoux(4) Age: 39 Montreal, Quebec Canada Director Since: Since 2008 Independent	Ms. Marcoux has served as Transcontinental Inc.’s Vice Chair since 2007 and Vice President, Corporate Development since 2004. Between 1997 and 2004, Ms. Marcoux held the positions of Director, Mergers and Acquisitions, Legal Counsel and Assistant Secretary at Transcontinental Inc. Prior to joining Transcontinental Inc., Ms. Marcoux was a lawyer at McCarthy Tétrault LLP. Ms. Marcoux is a member of the Board of the Fondation du maire de Montréal. Ms. Marcoux also sits on the board of a majority of the corporations held by Transcontinental Inc. in partnership with others, including Metropolitan Publications Inc. (the publisher of the Metro daily newspaper).

Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
Board		5 of 5	100%	Transcontinental Inc. (TSX: TCL)

Corporate Governance		N/A		George Weston Limited (TSX:WN)

Combined Total		5 of 5	100%

Securities Held(1)

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2008	Nil	Nil		Nil

2009	Nil	Nil		2,551

Nadir Mohamed Age: 52 Toronto, Ontario Canada Director Since: 2005 Non-Independent	Mr. Mohamed serves as President and Chief Operating Officer, Communications Group, of the Corporation. Mr. Mohamed joined the Corporation in August 2000 as President and Chief Operating Officer of Rogers Wireless Inc. and served as President and Chief Executive Officer of Rogers Wireless Inc. from July 2001 to May 2005. Prior to joining Rogers Wireless, Mr. Mohamed served as President and Chief Operating Officer of BC Tel Mobility from August 1997 to January 1999. Between February 1999 and August 2000 Mr. Mohamed was Senior Vice President, Marketing and Sales for Telus Communications Inc. Mr. Mohamed is also a board member of TD Bank Financial Group and Ryerson University’s Board of Governors. Mr. Mohamed holds an undergraduate degree from the University of British Columbia and is a Chartered Accountant.

Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	The Toronto-Dominion Bank (TSX:TD)

Combined Total		8 of 8	100%
Securities Held(1)

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2008	Nil	40,000		Nil

2009	Nil	41,452		Nil

The Honourable David Robert Peterson, P.C., Q.C. Age: 65 Toronto, Ontario Canada Director Since: 1991 Independent	Mr. Peterson serves as Senior Partner and Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson is Chancellor of The University of Toronto and also a director of St. Michael’s Hospital and the Shaw Festival. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.

Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	Industrielle Alliance
Pension		4 of 4	100%	Insurance and Financial Services Inc. (TSX:IAG) Shoppers Drug Mart Corporation (TSX:SC) Franco-Nevada Corporation (TSX:FNV)

Combined Total		12 of 12	100%
Securities Held(1)

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2008	Nil	25,000		41,733

2009	Nil	25,000		46,613

Edward S. Rogers(5) Age: 39 Toronto, Ontario Canada Director Since: 1997 Non-Independent	Mr. Rogers serves as President of Rogers Cable Communications Inc. and is the Control Trust Chair of the Rogers Control Trust. (6) Mr. Rogers worked for Comcast Corporation, Philadelphia from 1993 to 1996. He served as Vice President and General Manager, Paging, Data and Emerging Technologies of Rogers Wireless Inc. from 1996 to 1998; Vice President and General Manager, GTA of Rogers Cable Inc. from 1998 to 2000; and Senior Vice-President, Planning and Strategy of the Corporation from 2000 to 2002. Mr. Rogers is the Honourary Co-Founding Chairperson of the OneXOne Foundation and is a board member of the Toronto SickKids Foundation. Mr. Rogers holds a B.A., University of Western Ontario.

Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	Nil
Finance		1 of 1	100%
Nominating		2 of 2	100%

Combined Total		11 of 11	100%
Securities Held(1)

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2008	2,000	436,162		Nil

2009	2,000	401,478		Nil

Loretta Anne Rogers(5) Age: 69 Toronto, Ontario Canada Director Since: 1979 Non-Independent	Mrs. Rogers serves as a Corporate Director and is a member of the Advisory Committee of the Rogers Control Trust. (6) Mrs. Rogers is President of the Canadian Lyford Cay Foundation and a member of the American Lyford Cay Foundation. Mrs. Rogers is also a member of the University Health Network Foundation. Mrs. Rogers holds a B.A., University of Miami and an honourary Doctorate of Laws, University of Western Ontario.

Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	Nil

Combined Total		8 of 8	100%
Securities Held(1)

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2008	2,000	114,280		32,784

2009	2,000	114,280		37,139

Martha Loretta Rogers(5)(7) Age: 37 Toronto, Ontario Canada Director Since: 2008 Non-Independent	Ms. Rogers is a practicing Doctor of Naturopathic Medicine and is a member of the Advisory Committee of the Rogers Control Trust.(6) She holds a Doctor of Naturopathic Medicine degree from the Canadian College of Naturopathic Medicine and a B.A. from the University of Western Ontario. Ms. Rogers serves on several charitable boards including as Vice Chair of The Rogers Foundation, and previously served as a director of Rogers Wireless Communications Inc. and Rogers Media Inc.

Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
Board		1 of 1	100%	Nil

Combined Total		1 of 1	100%
Securities Held(1)

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2008	200	602,210		Nil

2009	200	602,210		Nil

Melinda Mary Rogers(5) Age: 38 Toronto, Ontario Canada Director Since: 2002 Non-Independent	Ms. Rogers has served as Senior Vice-President, Strategy and Development of the Corporation, since October 2006. Ms. Rogers is the Control Trust Vice-Chair and a member of the Advisory Committee of the Rogers Control Trust.(6) Ms. Rogers also serves as Chairman of the Jays Care Foundation and is a director of The Ontario Media Development Corporation and Think First/Pensez d’Abord Canada. Ms. Rogers served as Vice President, Venture Investments from 2000 to 2004 and Vice President, Strategic Planning and Venture Investments from 2004 to 2006. Prior to joining RCI, Ms. Rogers was a Product Manager for At Home Corporation, Redwood City, California. Ms. Rogers holds a B.A., University of Western Ontario and an M.B.A., University of Toronto.

Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	Nil
Nominating		2 of 2	100%
Pension		4 of 4	100%
Finance		1 of 1	100%

Combined Total		15 of 15	100%
Securities Held(1)

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2008	200	603,960		Nil

2009	200	603,960		Nil

William Tate Schleyer Age: 57 Rye Beach, New Hampshire, United States of America Director Since: 1998 Independent	Mr. Schleyer serves as a Corporate Director. Mr. Schleyer served as President and Chief Executive Officer, AT&T Broadband, a cable television and Internet service provider from 2001 to 2003. Mr. Schleyer served as Chairman and Chief Executive Officer of Adelphia Communications Corp., a cable television and Internet access provider, from January 2003 to February 2007. Mr. Schleyer holds a B.A., Mechanical Engineering, Drexel University and an M.B.A., Harvard Business School.

Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
Board		7 of 8	88%	CRA International, Inc.
Compensation		2 of 2	100%	(NASDAQ:CRAI)

Combined Total		9 of 10	90%
Securities Held(1)

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2008	Nil	60,000		31,047

2009	Nil	104,000		35,534

John Arnold Tory, Q.C. Age: 79 Toronto, Ontario Canada Director Since: 1979 Independent	Mr. Tory serves as a director of The Woodbridge Company Limited, a holding company and is a member of the Advisory Committee of the Rogers Control Trust. (6) Mr. Tory is also a member of the Governing Council of the Sunnybrook Foundation. Mr. Tory holds an LL.B., University of Toronto. Mr. Tory was called to the Bar of Ontario in 1954 and appointed Queen’s Counsel in 1965.

Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	Thomson Reuters Corporation
Finance		1 of 1	100%	(TSX/NYSE:TRI)
Compensation		2 of 2	100%	Thomson Reuters PLC
Corporate Governance		1 of 1	100%	(LON:TRIL)
Nominating		2 of 2	100%

Combined Total		14 of 14	100%
Securities Held(1)

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2008	75,600	112,130		35,038

2009	75,600	112,130		39,678

John Christopher Counsel Wansbrough Age: 76 Toronto, Ontario Canada Director Since: 1982 Independent	Mr. Wansbrough has served as non-executive Chairman of Rogers Telecommunications Limited and certain private companies which control the Corporation and a director of certain private companies which control RCI, since December 1997. Mr. Wansbrough also served as President of National Trust Company from 1977 to 1986, Vice Chairman from 1986 to 1991, Chairman of the Board of OMERS Realty Corporation from 1989 to 1997 and Chairman of Munich Reinsurance Company of Canada from 1979 to 2003 Mr. Wansbrough holds a B.A., LL.D, University of Toronto, and is a Chartered Financial Analyst.

Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	Nil
Audit		4 of 4	100%
Finance		1 of 1	100%
Pension		4 of 4	100%

Combined Total		17 of 17	100%
Securities Held(1)

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2008	Nil	25,930		17,928

2009	Nil	21,930		20,495

Colin de la Court Watson(8) Age: 67 Toronto, Ontario Canada Director Since: 2004 Independent	Mr. Watson is a Corporate Director. Mr. Watson was President and Chief Executive Officer of Vector Aerospace Corporation, an aviation services firm, from November 2003 to January 2005. Mr. Watson served as various officers, including Vice Chairman, President and Chief Executive Officer and Vice Chairman and Chief Executive Officer of Spar Aerospace Limited, an aviation services firm from 1996 to January 2002. Prior to 1996, Mr. Watson was President and Chief Executive Officer of Rogers Cable Inc. Mr. Watson holds a B.A.Sc. (Mechanical Engineering), University of British Columbia and an M.B.A. Ivey Business School, University of Western Ontario.

Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	Vector Aerospace
Audit		4 of 4	100%	Corporation (TSX:RNO) B Split II Corp. (TSX:BXN) SL Split Corp (TSX:SLS) NorthStar Aerospace Inc. (TSX:NAS) Louisiana-Pacific Corporation (NYSE:LPX) DALSA Corporation (TSX:DSA)

Combined Total		12 of 12	100%
Securities Held(1)

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2008	250,000	Nil		5,017

2009	250,000	Nil		7,205

Notes:

(1)	This represents the number of securities of the Corporation held by the directors as of the date of this Information Circular.

(2)	The only director nominees who serve together on outside boards are Mr. Birchall and Mr. Godsoe, who are directors of Barrick Gold Corporation.

(3)	Mr. Horn was a director of AT&T Canada Inc., as a representative of the Corporation, when it filed for protection from its creditors in October 2002.

(4)	Ms. Marcoux was first elected to the Board at the Annual General Meeting of Shareholders held on April 29, 2008.

(5)	Edward S. Rogers is the son and Melinda Rogers and Martha Rogers are the daughters of Loretta A. Rogers and the late Ted Rogers.

(6)	Voting control of the Corporation is held by the Rogers Control Trust. See Outstanding Shares and Main Shareholders, above.

(7)	Ms. Martha Rogers was first elected to the Board in December, 2008.

(8)	Mr. Watson was a director of Cygnal Technologies Corporation. On November 14, 2007 Cygnal Technologies obtained an order from the Ontario Superior Court of Justice granting it relief under the Companies’ Creditors Arrangement Act.

Each of the proposed nominees is now a director and has been a director since the date indicated above. Information as to shares beneficially owned by each proposed nominee or over which each proposed nominee exercises control or direction, directly or indirectly, not being within our knowledge, has been furnished by the respective proposed nominees individually.

APPOINTMENT OF AUDITORS

Management proposes that KPMG LLP be re-appointed as auditors of the Corporation. The management representatives named in the enclosed proxy card intend (subject to contrary instructions) to vote for the appointment of KPMG LLP as auditors to act until the next annual general meeting.

The following table presents the amount of fees for professional services rendered by KPMG LLP for the audit of the annual financial statements and fees billed for other services rendered by KPMG LLP.

Auditors’ Fees

	2008	2007

Audit Fees(1)	$6,783,318	$8,113,406
Audit-related Fees(2)	373,872	978,738
Tax Fees(3)	3,078,698	2,408,660
All Other Fees(4)	1,482,189	183,306

Total	$11,718,077	$11,684,110

Notes:

(1)	Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and accounting consultations related to the audited financial statements.

(2)	Consist mainly of advice relating to compliance with Canadian and U.S. rules on internal controls, pension plan audits and other specified procedures engagements.

(3)	Consist of fees for tax consultation and compliance services, including indirect taxes.

(4)	Consist mainly of fees for operational advisory and risk management services and French translation of certain filings with regulatory authorities.

PART 3  COMPENSATION

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

This Compensation Discussion and Analysis (CD&A) describes and explains the Corporation’s compensation philosophy and objectives and the significant elements of compensation of the Corporation’s named executive officers (NEOs) during the 2008 financial year.

The NEOs for 2008 were:

•	Edward S. (Ted) Rogers, President and Chief Executive Officer

•	Alan D. Horn, Chairman and Acting President and Chief Executive Officer

•	William W. (Bill) Linton, Senior Vice-President, Finance and Chief Financial Officer

•	Robert W. (Rob) Bruce, Senior Vice President, Communications Group and President, Rogers Wireless

•	Nadir Mohamed, President and Chief Operating Officer, Communications Group

•	Anthony P. (Tony) Viner, President and CEO, Rogers Media

Alan Horn was appointed Acting President and CEO of the Corporation in late October 2008 and continued in that capacity for the remainder of the year following the passing of Ted Rogers in early December 2008.

Executive Compensation Philosophy and Objectives

The Corporation fosters a “pay for performance” culture by placing significant emphasis on variable pay for its executives.

The primary objectives of our executive compensation programs are:

•	To attract, motivate and retain talented executives in a competitive environment;

•	To reward strong performance over both the short and long term;

•	To strengthen the connection between management’s interests and those of shareholders by aligning performance conditions in incentive plans with the Corporation’s objectives and enhancement of shareholder value; and

•	To encourage long-term career commitment to the Corporation, including the retention of high performing executives.

Different performance measures are used for the Corporation’s annual and long-term incentive plans in order to balance the objectives that facilitate annual growth and those that reward the creation of long-term shareholder value.

Compensation Committee

The Compensation Committee is responsible for assisting the Board in its oversight of the compensation, development and succession of the Corporation’s executives. (See “Statement of Corporate Governance Practices” — “Compensation”, below.) The Compensation Committee consists of five independent directors. The members of the Compensation Committee in 2008 were: Thomas I. Hull (Chairman), Ronald D. Besse, Peter C. Godsoe, O.C., William T. Schleyer, and John A. Tory, Q.C. The Compensation Committee receives assistance from several sources in order to fulfill its responsibilities, including those described below.

Compensation Advisor and Consultant

The Committee has engaged Hugessen Consulting Inc. (HCI) to act as its independent advisor on matters considered by the Committee. See “Statement of Corporate Governance Practices” — “Compensation” — “Advisors to the Committee” below.

The Corporation retains Mercer Consulting from time to time to provide compensation consulting and services in developing recommendations for the Committee’s review and approval. During 2008, Mercer Consulting’s fees for such services were $59,298.

Input from Management

The Committee has engaged in active discussions with, and considered recommendations from, the CEO concerning: (i) appropriate base salary levels and internal equity among executives, (ii) who should participate in the incentive programs and at what levels, (iii) which performance metrics should be used in connection with different operational groups, (iv) the determination of performance targets, as well as individual goals and initiatives for the coming year, where applicable, and (v) whether and to what extent criteria for the previous year have been achieved. With respect to equity grants, the Committee has considered recommendations from the CEO as to appropriate grant levels for the NEOs and other executives. The Corporation’s Senior Vice-President and Chief Human Resources Officer has been involved in the compensation-setting process through the preparation of information for the Committee which includes the recommendations of the CEO discussed above. The Committee also seeks input from HCI in reviewing such recommendations.

Pay Benchmarking

In order for the Committee to make informed decisions about executive pay levels and practices, the Committee reviews and considers pay benchmarking results of selected peer companies as set out below. For purposes of benchmarking the most senior executives, three peer groups were chosen based on industry sector, current revenues, geographic reach and competition for executive talent. The Corporate Peer Group was chosen for comparison with the Corporation’s key corporate roles and the Media Peer Group was chosen for purposes of comparison with the key roles within the Corporation’s media division. The third group, comprised of U.S. companies, is used as a secondary point of comparison for the Corporation’s key corporate roles.

Corporate Peer Group	Media Peer Group	U.S. Peer Group
BCE	Astral Media, Inc.	Directv Group
Shaw Communications	CanWest Global Communications Inc.	CBS Corp
Telus Corp	Cinram International	Qwest Communications
CanWest Global	CORUS Entertainment	Time Warner
Communications	Lions Gate Entertainment	EchoStar Communications Corp
Quebecor Inc.	Torstar Corp	Alltel Corp
	Yellow Pages Income Fund	Clear Channel Communications
	Supplementary (smaller sized firms):	Liberty Global
	MDC Corp	Embarq Corp
	TVA Group	Cablevision System Corp
	180 Connect (2005)	Charter Communications
	Cossette Communications	Telephone & Data Systems

Compensation Structure and Mix

The principal components of the Corporation’s NEO compensation program are:

•	base salary;

•	performance-based annual cash bonuses;

•	long-term incentives;

•	retirement arrangements; and

•	executive perquisites.

Reflecting the Corporation’s commitment to connecting pay with performance, variable compensation constitutes the majority of NEO compensation and the Corporation’s financial and business results strongly influenced executive compensation decisions. In 2008 the proportion of variable to fixed compensation varied among the NEOs, as shown in the following table.

Total Direct Compensation Mix

In determining the appropriate mix of pay for its NEOs, the Committee considers, among other things, the individual skills, qualifications, ability, retention risk, experience and performance of the particular NEO. The mix may change from year to year depending on performance under the incentive plans discussed below under “Annual Incentives” and “Long-term Incentives”. As part of determining the appropriate mix, the Corporation also reviews data on the practices of companies in its peer groups.

The Committee’s process for determining compensation also includes a review of the value of each element of compensation that the NEO could potentially receive, under scenarios of continuing employment, termination and retirement. This review includes all aspects of the NEOs’ total cash compensation from continuing employment, the future value of equity awards under varying stock prices assumptions (and including, as applicable, the impact of accelerated vesting upon retirement) and the value of any deferred compensation. The goal of the analysis is to allow the Committee to see how each element of compensation interacts with the other elements and to see how current compensation decisions may affect future total compensation.

Base Salary

Base salary provides the executive with fixed compensation that reflects the market value of a position and the skills and experience of the NEO. While comparable positions in peer companies are considered when setting NEO base salaries, the Committee does not seek to place base salaries at a particular percentile of market. Benchmarks are adjusted by assessing the NEO’s sustained performance, by reference to levels of compensation for other positions within the Corporation and by the Committee’s judgment of general executive compensation trends. Base salaries are reviewed annually and adjusted if considered appropriate by the Committee. The average base salary increase for NEOs in 2008 was 9%. Mr. Linton received a base salary increase of approximately 21% as part of the Corporation’s retention arrangements.

Annual Incentives

Annual incentives provide the executive with variable compensation consistent with market practices. The Corporation’s executive officers, including the NEOs other than Mr. Horn, are eligible for short-term incentive awards that are designed to provide annual cash bonuses based on achieving pre-established performance goals approved annually by the Committee. At the start of each year, a percentage of an executive’s base salary is set as a target award based on specific financial and strategic goals.

All of the NEOs, other than Mr. Horn, participate in the Senior Executive Incentive and Ownership Program (see “Senior Executive Incentive and Ownership Program” below). As part of this program, to the extent a NEO has not satisfied certain share ownership guidelines, the NEO is required to defer any annual cash bonus in excess of 100% of target in the form of Restricted Share Units (RSUs). The program also allows a NEO to defer all or any portion of any annual cash bonus in the form of an RSU or Deferred Share Unit (DSU).

For 2008, the following annual incentive minimum, target and maximum bonus as a percentage of base salary were approved for each NEO:

	Minimum		Maximum
	Bonus (% of	Target Bonus	Bonus (% of
	salary)	(% of salary)	salary)
Ted Rogers	0	150%	300%

Alan Horn	N/A	N/A	N/A

Bill Linton	0	125%	250%

Rob Bruce	0	75%	150%

Nadir Mohamed	0	125%	250%

Tony Viner	0	100%	200%

The Committee has determined that if a performance goal is achieved, 100% of the target award value is appropriate for that goal. When the Corporation’s performance exceeds a goal, executives generally receive proportionally greater payouts, as discussed below. Conversely, when the Corporation’s performance is below the goals, executives receive proportionally lower or no payouts. In 2008, the actual payout was made at 100% of target because of adjustments to the financial plan during the year, as discussed below.

At the beginning of the year, the Committee determined the performance criteria to be used for awarding annual cash bonuses and the various weightings to be applied to those criteria in consultation with the CEO as shown in the table below. In order to strengthen the connection between NEO compensation and the Corporation’s performance, all of the NEO annual cash bonuses are tied to these criteria and are not affected by personal performance measures. The following table shows the applicable criteria, weight, payout formula and actual achievement, as a percentage of salary, for each NEO.

Target levels of performance for the various metrics are based on the Corporation’s financial plan. In addition, the Committee approves minimum target, maximum and stretch performance goals. Payouts are made on a linear scale of 0% to up to 300% between these goals.

Performance goals may be adjusted from time to time to reflect changes in the Corporation’s financial plan. For example, the Committee adjusted the financial metrics and reduced the payout cap to 100% to reflect changes in the Corporation’s financial plan during 2008. For Mr. Bruce, President of Rogers Wireless, the net subscriber metric consists only of subscribers for wireless services and does not include subscribers for the cable business. For Mr. Viner, President of Rogers Media, the sole metric is the adjusted operating profit of Rogers Media Inc. (“RMI”).

Ted Rogers, Bill Linton, Nadir Mohamed, Rob Bruce***
RCI (100%)
TARGETS	Weighting
Financial Criteria

Adjusted Operating Profit	40%

Capital Budget	10%

Revenue Growth	10%

Net Subscribers*	10%

Customer Experience

Overall Customer Experience**	30%

TOTAL ACHIEVEMENT AGAINST TARGET	100%

*	Measured by Wireless Post Paid and Cable RGUs (Revenue Generating Unit)

**	Measured by a combination of Willingness to Recommend in Rogers survey results, Multi-Product Sales, and Customer Retention metrics.

***	For Mr. Bruce 65% of his bonus is based on the Corporation’s performance and 35% based on the performance of Rogers Wireless.

Tony Viner
Media (100%)
TARGETS	Weighting
Adjusted Operating Profit	100%

TOTAL ACHIEVEMENT AGAINST TARGET	88%

The following conditions also apply to payouts under the short term incentive plan:

•	In order for there to be any payouts at all under the short term incentive plan, the Corporation’s adjusted operating profit minimum performance threshold must be met

•	In the case of Mr. Bruce, if all of the minimum Rogers Wireless objectives are missed, there will be no payout on the RCI component of the plan.

•	The minimum threshold must be attained on all criteria in order for the stretch achievement to be attained on any single criteria

•	The maximum payout of 300% for a stretch target applies only to individual financial criteria and the combined result for all criteria is subject to the maximum payout of 200% of target bonus, unless recommended by the CEO and approved by the Compensation Committee for a specific business purpose.

In calculating the actual payouts shown under “Annual Incentive Plans” in the Summary Compensation Table, below, the Committee reviewed the actual financial and operational results against the pre-established goals as adjusted to reflect changes in the financial plan during the year as discussed above.

Long Term Incentives

Long-term incentive compensation, through equity or equity-based awards, is intended to strengthen the connection between executives and shareholders by providing incentives based on performance measures that historically have been associated with increasing long-term shareholder value at the Corporation. As noted above, a substantial portion of the NEOs’ total direct compensation opportunities are in the form of long term incentives, consistent with both market practice and the Corporation’s compensation philosophy.

The Corporation has both a stock option plan and a restricted share unit plan in place for meeting its long-term incentive goals (see “Summary of the Stock Option Plan” and “Summary of RSU Plan”, below). Key employees with salaries in excess of $150,000, including the NEOs, and the top 20% of employees at the director level, are eligible to participate in these plans.

All of the NEOs participate in the Senior Executive Incentive and Ownership Program, other than Mr. Horn. As part of this program, NEOs receive any long-term incentive award in the form of stock options which are subject to time and performance vesting conditions. (See “Senior Executive Incentive and Ownership Program” below.)

At the beginning of each fiscal year, the Committee approves a schedule that sets out the number of stock options to be granted to each NEO, other than Mr. Horn, calculated in accordance with the formula described below. In setting this schedule, the Committee receives recommendations from management and reviews these recommendations with HCI. The Committee does not take previous grants or payouts of equity or length of service into account when setting new grants. The Committee may, in cases of exemplary individual performance during the year, a new hire or a promotion, approve an award in excess of the award provided by the formula.

In determining the number of options to be granted to NEOs, the Committee uses the following formula: Number of Options = 1.10 x (Base Pay Multiple x Base Pay / Face Value). For purposes of this formula, the Face Value is the weighted average trading price of a Class B Non-Voting Share on the Toronto Stock Exchange for the twenty trading days prior to the date on which the number of options in the schedule is determined. Stock options awarded to NEOs are subject to performance and time vesting conditions pursuant to the Senior Executive Incentive and Ownership Program. Accordingly, the formula includes a 10% premium.

For 2008, the Committee approved the following Base Pay Multiple for each NEO. Each year the Committee reviews and, if appropriate, adjusts these multiples, taking into account the option multiples granted by the Corporation’s peer companies, adjusted to reflect Black-Scholes valuations of stock option awards.

Base Pay Multiple
Ted Rogers	780%

Bill Linton	470%

Rob Bruce	410%

Nadir Mohamed	470%

Tony Viner	410%

The calculation of the option grant to Mr. Rogers was based on the market median of $1 million and not his actual base salary.

Senior Executive Incentive and Ownership Program

To further strengthen the link between the compensation of the Corporation’s NEOs and other senior executives and the long-term interests of shareholders, in 2006 the Committee approved a Senior Executive Incentive and Ownership Program. This program has three main components: performance contingent options, share ownership guidelines and an annual incentive award deferral feature. Participation is limited to the CEO and certain executives reporting directly to him or her, the COO and certain executives reporting directly to him or her and senior operations and business unit leaders, but excluding executives of the Corporation’s media subsidiary, other than Mr. Viner.

The main features of the program are described below.

(a)	Performance Contingent Options

Participants in the Senior Executive Incentive and Ownership Program, including all NEOs, receive all long-term incentive awards in the form of performance contingent options and tandem share appreciation rights. In order for the options to vest, in addition to a time-vesting requirement, pre-established share price performance targets must be met. Key provisions of the program include:

•	Options have a seven-year term (prior to 2005 options were generally granted with a ten-year term);

•	Options vest based on time (25%/year) provided the share price targets are met at the relevant annual vesting dates or at any time thereafter during the term of the option;

•	In order for the performance target to be met, the market price of a Class B Non-Voting Share, based on the weighted average price of a Class B Non-Voting Share on the Toronto Stock Exchange for the five trading days prior to the option grant date, must increase by 6% per year compounded annually for each of the four years following the date of the grant;

•	The actual performance is measured based on the weighted average price of a Class B Non-Voting Share on the Toronto Stock Exchange for the twenty days prior to the anniversary of the grant date or for any period of twenty trading days thereafter.

Option grants made to the NEOs in 2008 are disclosed under “Option-based Awards” of the Summary Compensation Table below.

(b)	Share Ownership Guidelines

The share ownership guidelines under the Senior Executive Incentive and Ownership Program are designed to link the interests of executive officers to those of our shareholders by encouraging them to hold an ownership position in the Corporation’s shares. Guidelines must be met within five years. The share ownership of individual NEOs is reviewed annually and all the NEOs currently exceed these ownership guidelines. The current guidelines are as follows:

Multiple of Base Salary
Ted Rogers	5.0

Bill Linton	3.0

Nadir Mohamed	4.0

Rob Bruce	3.0

Tony Viner	3.0

Equity counted towards these guidelines includes any shares held by the executive directly or through a broker, RSUs, vested but unexercised options (based on the net in-the-money value) and DSUs. Mr. Horn is subject to the share ownership guidelines for directors. See “Director Compensation” below.

(c)	Annual Incentive Deferral

To the extent an executive has not satisfied the share ownership guidelines, as described below under item (c), “Share Ownership Guidelines”, the executive is required to defer any annual cash bonus in excess of 100% of target in the form of Restricted Share Units (RSUs) vesting at the end of a three year period.

In addition, the executive may defer all or any portion of any annual cash bonus in the form of an RSU or Deferred Share Unit (DSU). DSUs are redeemed on termination of employment pursuant to the Corporation’s DSU Plan as described below under “Summary of the Executive Deferred Share Unit Plan”. Any election of a deferral must be made by December 31 of the year in which it is earned. If the employment of the executive is terminated prior to the vesting of any amount of bonus that is deferred as an RSU, such RSUs shall vest effective immediately prior to the executive’s termination date. The RSU Plan is described below under “Summary of the Restricted Share Unit Plan”.

Retirement and other Post Employment Arrangements

Retirement and other post-employment arrangements are part of each NEO’s compensation mix in order to provide the NEO with a reasonable level of income following retirement or termination of their employment. The NEOs participate in the Corporation’s defined benefit plan as do other employees of the Corporation and its affiliates (as described below under “Retirement Plan Benefits”). NEOs also participate in certain post-employment benefits under their employment agreements as described under “Termination and Change of Control Benefits” below.

Perquisites

The Corporation currently provides a limited number of perquisites to its NEOs and certain other executives in addition to other benefits available to employees generally in order to assist in the attraction and retention of key executives. These include enhanced group health, life and disability insurance and financial planning.

Special Retention Arrangements

In 2008, the Board approved retention arrangements to be awarded to each of Mr. Mohamed and Mr. Linton in order to enhance the leadership stability of the Corporation, after a review of market practices and in consultation with HCI. 50,000 RSUs were awarded to Mr. Linton and 75,000 RSUs to Mr. Mohamed in 2008. The estimated fair value of these grants as on the date of grant was $1,970,000 and $3,454,500, respectively. The RSUs vest and pay out three years after the date of grant, provided Mr. Mohamed’s employment continues until the vesting date. The other terms of the RSUs are discussed below under “Summary of Restricted Share Unit Plan”. If Mr. Linton’s employment is terminated without cause, the 2008 grant of RSUs will continue to vest. The 2008 RSU grants are disclosed under “Share-based Awards” in of the Summary Compensation Table below.

Employee Share Accumulation Plan

The NEOs, along with all other employees of the Corporation, can participate in the Employee Share Accumulation Plan (the “Employee Plan”). The terms of the Employee Plan are described below under “Employee Share Accumulation Plan”.

During the year ended December 31, 2008, an aggregate of 1,368,140 Class B Non-Voting Shares were purchased under the Employee Plan, 4,158 of which were purchased by NEOs.

PERFORMANCE GRAPH

The following graph shows changes over the past five-year period in the value of $100 invested on December 31, 2003 in:

•	our Class A Shares (RCI.A)

•	our Class B Non-Voting Shares (RCI.B)

•	the Standard & Poor’s/Toronto Stock Exchange Composite Total Return Index (S&P/TSX Composite).

Comparison of Cumulative Five Year Total Return

INDEXED RETURNS
Years Ending

	Base Period
Company/Index	Dec 03	Dec 04	Dec 05	Dec 06	Dec 07	Dec 08
RCI.A	100	151.69	244.18	364.05	485.59	381.24

RCI.B	100	147.87	232.04	328.23	429.56	358.51

S&P/TSX Composite Total Return Index	100	114.41	141.87	166.31	182.59	122.35

Values are given at December 31 of each of the years listed. The year-end values of each investment are based on share appreciation plus dividends reinvested, and the RCI.A and RCI.B values also reflect the two-for-one stock split which was effected on December 15, 2006.

Generally, the compensation of the Named Executive Officers increased from 2003 to 2007, consistent with the increase in the market price of the Corporation’s shares. In 2008, both compensation and share prices have declined relative to prior years.

Summary Compensation Table

The following Summary Compensation Table shows the amount and type of compensation granted to the NEOs in 2008.

					Non-Equity
					Incentive Plan
					Compensation
					($)
			Share-	Option-
			Based	Based	Annual	Long-Term	Pension	All Other	Total
		Salary	Awards	Awards(1)	Incentive	Incentive	Value	Compensation(2)	Compensation
Name and Principal Position	Year	($)	($)	($)	Plans	Plans	($)	($)	($)
Ted Rogers	2008	1,592,067	Nil	2,700,438	2,388,101	Nil	190,512	14,613,590(4)	21,484,708
President and Chief Executive Officer

Alan Horn	2008	250,000	177,840(5)	Nil	Nil	Nil	16,692	Nil	444,532
Chairman, Acting Chief Executive Officer

Bill Linton	2008	630,650	1,970,000	666,812	790,473(3)	Nil	78,009	Nil	4,135,943
Senior Vice President, Finance and Chief Financial Officer

Rob Bruce	2008	645,673	Nil	682,383	482,582	Nil	94,971	Nil	1,905,609
President, Rogers Wireless

Nadir Mohamed	2008	853,904	3,454,500	1,015,789	1,070,304	Nil	90,323	Nil	6,484,820
President and Chief Operating Officer, Communications Group

Tony Viner	2008	660,750	Nil	708,945	584,766	Nil	402,578	Nil	2,357,039
President, Rogers Media

Notes:

(1)	The grant date intrinsic value under the Corporation’s current accounting policy is zero. The amount disclosed represents the Black-Scholes fair value at date of grant.

(2)	The value of perquisites and benefits for each NEO does not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus and is not reported herein. For reasons of security, the Corporation required Ted Rogers to use the Corporation’s aircraft for all air travel. Mr. Rogers was required to reimburse the Corporation for personal use of the aircraft, on the basis of the hourly direct operating cost for each hour for which the aircraft is operated. Mr. Rogers was also responsible for any taxable benefit if any of his designates, who are not employees of the Corporation, are on the aircraft for personal use.

(3)	Mr. Linton’s bonus for 2008 was paid as 22,330 Restricted Share Units. See “Summary of the Restricted Share Unit Plan”.

(4)	Mr. Rogers passed away on December 2, 2008. This represents the value of benefits payable to his spouse and beneficiary, Loretta Rogers.

(5)	This represents DSUs received by Mr. Horn. See “Directors Deferred Share Unit Plan”, below.

All of the NEOs, other than Mr. Horn, have entered into employment agreements with the Corporation that set salaries and target short term bonuses as well as addressing other matters such as long term incentives, supplemental retirement arrangements and severance payments. The agreements also provide the NEOs with the right to various benefits that we make available generally to our senior executives. Payments on termination and change of control under these employment agreements are discussed below under “Termination and Change of Control Benefits”.

Incentive Plan Awards

Outstanding share-based and option-based awards

The following table provides information with respect to outstanding stock options and RSUs held by the NEOs as of December 31, 2008. See “Senior Executive Incentive and Ownership Program”.

	Option Awards				Share Awards
						Market or
					Number of	Payout
	Number of			Value of	Shares or	Value of
	Securities			Unexercised	Units of	Share
	Underlying	Option		in-the-	Shares That	Awards
	Unexercised	Exercise		Money	Have Not	That Have
	Options	Price	Option	Options	Vested	Not Vested
Name	(#)	($)	Expiration Date	($)	(#)	($)
Ted Rogers	260,000	$38.9000	03/03/2015
	213,000	$38.8823	03/01/2014
	189,800	$10.4200	11/12/2013
	229,800	$8.6850	04/22/2013
	314,500	$22.6100	03/01/2013
	106,600	$16.9750	03/04/2012
	152,000	$12.7400	12/07/2011	21,492,504	Nil	Nil

Alan Horn	74,800	$10.42	11/12/2013
	70,000	$8.685	4/22/2013
	82,500	$22.61	3/1/2013
	35,600	$16.975	3/4/2012	5,762,511	Nil	Nil

Bill Linton	64,200	$38.9000	03/03/2015
	55,700	$38.8823	03/01/2014
	150,000	$22.2450	12/13/2012	2,151,750	85,228	3,118,517

Rob Bruce	65,700	$38.9000	03/03/2015
	55,700	$38.8823	03/01/2014
	14,500	$7.4150	11/12/2013
	61,875	$22.6100	03/01/2013
	6,750	$16.9750	03/04/2012	1,420,452	51,679	1,890,935

Nadir Mohamed	97,800	$38.9000	03/03/2015
	101,400	$38.8823	03/01/2014
	33,862	$7.4150	11/12/2013
	53,462	$4.8250	04/22/2013
	150,000	$22.6100	03/01/2013
	34,350	$16.9750	03/04/2012
	14,075	$11.4000	06/29/2011	5,811,468	76,553	2,801,074

Tony Viner	68,300	$38.9000	03/03/2015
	46,630	$45.8994	06/28/2014
	5,000	$38.8823	03/01/2014
	10,000	$10.4200	11/12/2013
	10,000	$8.6850	04/22/2013
	10,000	$22.6100	03/01/2013
	10,000	$16.975	03/04/2012
	10,000	$12.7400	12/07/2011
	10,000	$11.8850	12/12/2010
	10,000	$17.0700	12/20/2009	1,557,450	Nil	Nil

Incentive plan awards — value vested or earned during the year.

The following table provides information on the vesting and payouts of awards under the Corporation’s incentive plans during 2008.

	Option		Non-Equity
	Awards-		Incentive Plan
	Value	Share Awards–	Compensation–
	Vested During	Value Vested	Value Earned
	the Year	During the Year	During the Year
Name	($)	($)	($)
Ted Rogers	4,089,676	3,330,574(1)	2,388,101

Alan Horn	544,274	177,840	N/A

Bill Linton	382,396	Nil	790,472

Rob Bruce	503,656	Nil	482,582

Nadir Mohamed	897,454	Nil	1,070,304

Tony Viner	98,235	Nil	584,766

Note:

(1)	This represents Mr. Rogers’ 2007 bonus, which he elected to take in the form of DSUs. See “Summary of the Executive Deferred Share Unit Plan”.

Pension Plan Benefits

The Corporation provides pension benefits to its employees through the Rogers Defined Benefit Pension Plan (the “Registered Plan”). In addition, certain designated executives receive benefits under the Rogers Supplementary Retirement Plan (the “Supplementary Plan”).

The Registered Plan is a contributory defined benefit pension plan registered under the Income Tax Act (Canada) and the Pension Benefits Standards Act. However, designated executives who are eligible for membership in the Supplementary Plan are not required to contribute. For each year of credited service, the Registered Plan provides an annual pension benefit of 2.0% of earnings. The pension earned in respect of any given year is limited to the maximum pension limit under the Income Tax Act (Canada) for the year in which the benefit is earned. Pensions are payable on an unreduced basis once a member has attained age 55 and 30 years of continuous employment, but in any event no later that age 65.

The Supplementary Plan provides benefits to certain designated executives and provides benefits that can not be provided through the Registered Plan as a result of the limits under the Income Tax Act (Canada). Benefits earned under the Supplementary Plan vest at age 55 and are payable on an unreduced basis once a member has attained age 55 and 30 years of continuous employment, but in any event no later that age 65. Benefits payable from the Supplementary Plan are offset by any benefits payable from the Registered Plan.

In addition, certain individuals participate in pension arrangements that are not part of the above mentioned plans by virtue of their employment agreements.

The table below shows the following information for each NEO participating in the Corporation’s defined benefit pension arrangements: Years of credited service as at December 31, 2008; estimated annual benefit accrued, or earned, for service up to December 31, 2008 and up to the age of 65; and a reconciliation of the accrued obligation from December 31, 2007 to December 31, 2008.

		Annual Benefits
		Payable
	Number
	of Years	At		Accrued		Non-	Accrued
	Credited	Year	At	Obligation at	Compensatory	Compensatory	Obligation at
Name	Service	End	Age 65	Start of Year(1)	Change(2)	Change(3)	Year End(4)
Ted Rogers(5)	N/A	N/A	N/A	11,719,528	190,512	2,894,063	14,804,102

Alan Horn	18.00	171,903	209,819	1,173,412	16,692	(162,444)	1,027,660

Bill Linton(6)	1.00	12,613	149,113	—	78,009	(12,581)	65,428

Rob Bruce(7)	1.68	18,187	181,769	39,910	94,971	(23,238)	111,643

Nadir Mohamed(8)	8.33	123,046	291,964	969,948	90,323	(132,888)	927,383

Tony Viner	17.00	183,566	225,556	1,569,562	402,578	(140,908)	1,831,233

Notes:

(1)	The accrued obligation at the start of the year is the value of the projected pension earned for service to September 30, 2007. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2007 as disclosed in the notes to the 2007 consolidated financial statements, based on the actual earnings for 2007 and adjusted to reflect expected increases in pensionable earnings.

(2)	The values shown under Compensatory Change include the value of the projected pension earned for service in the year plus the change in accrued obligation due to differences between actual and assumed compensation for the year.

(3)	The values shown under Non-Compensatory Change include the impact of amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions, and any other experience gains and losses.

(4)	The accrued obligation at year end is the value of the projected pension earned for service to September 30, 2008. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2008 as disclosed in the notes to the 2008 consolidated financial statements, based on the actual earnings for 2008 and adjusted to reflect expected increases in pensionable earnings.

(5)	Mr. Rogers passed away on December 2, 2008. Accrued obligations at year end represent the value of benefits payable to his spouse and beneficiary Loretta Rogers.

(6)	Mr. Linton’s Registered Plan benefits vest January 1, 2010 and his Supplementary Plan benefits vest June 11, 2009.

(7)	Mr. Bruce’s Supplementary Plan benefits vest August 1, 2011.

(8)	Mr. Mohamed’s employment contract provides for a pension payable at age 65 of $438,278 per annum less pension amounts payable from his previous employer. The pension amount prior to any offset is reduced by 1/3% for each month his actual retirement date precedes age 65.

Unless otherwise noted, all NEOs are currently vested in their pension entitlements earned to December 31, 2008. In accordance with Canadian generally accepted accounting principles, the amounts set out above make no allowance for the different tax treatment of the portion of pension not paid from the registered pension plans. All amounts shown above are estimated based on assumptions and represent contractual entitlements that may change over time. The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers and, as a result, the figures may not be directly comparable across issuers. This includes amounts paid by the Corporation to the estate or beneficiaries of Mr. Rogers as a result of his death, including pension and redemption of DSUs.

Termination and Change of Control Benefits

Our employment contract with Mr. Rogers terminated on his death on December 2, 2008. Mr. Horn does not have a contract of employment with us.

Under our employment contract with Mr. Linton, if we terminate Mr. Linton’s employment, other than for cause, we will provide him with monthly payments equal to his salary in lieu of notice, from the date of termination of employment until the earlier to occur of: (i) the date which is 12 months plus one month for each full year of employment up to an aggregate maximum of twenty-four months; or (ii) the date upon which he secures alternative employment. In addition, the restricted share units (RSUs) which have been granted to him in 2008 will not be forfeited and will be redeemed on their vesting date as if Mr. Linton had continued in the Corporation’s employment. In addition, Mr. Linton will be entitled to a bonus amount, in accordance with established criteria, for this period. During the applicable period, Mr. Linton may continue to participate in our pension and benefit plans (except any disability plans). Mr. Linton has agreed that he will not, during the term of his employment with us and thereafter for a period of 12 months, compete directly or indirectly with us or our subsidiaries.

Under our employment contract with Mr. Bruce, if we terminate Mr. Bruce’s employment, other than for cause, we will pay a sum equal to 24 months base salary and bonus (target at 100%) in a lump sum and benefits (except for coverage of disability benefits), including car lease, will continue for a period of 24 months as a final settlement. Any options that would have vested in the subsequent 12 month period from the date of termination will vest on the termination date and be exercisable over the following 24 months. Mr. Bruce will also have 24 months from the date of termination to exercise any other options vested as of the termination date. In the event of the termination of his employment, for any reason, Mr. Bruce has agreed that he will not work for Telus Mobility, BCE Mobility, or provide the same or similar duties to those provided to Rogers to any other wireless service provider in Canada, in each case for a period of 12 months following the date of termination. In the event of a change of ultimate control of Rogers Wireless, Mr. Bruce may within 60 days of such ultimate change of control terminate his employment and receive the benefits on the same terms as if this was an involuntary termination of his employment.

Under our employment contract with Mr. Mohamed, if we terminate Mr. Mohamed’s employment, other than for cause, we will pay him a sum equal to 24 months base salary and bonus and permit him to continue in our pension and benefit plans (except any disability plans) for 24 months or until he turns 65, should that occur before the end of the 24 month period. His stock options that would have become exercisable within 24 months become immediately exercisable. He may exercise those options, and all options already exercisable, for the balance of their respective terms, ranging from 7 to 10 years from their grant dates. If there is a change of control of us or Rogers Wireless, Mr. Mohamed may resign and be entitled to the termination results outlined above. Unless he is terminated without cause, Mr. Mohamed has agreed, among other things, not to compete for 12 months after his termination with any wireless communications business carried on by Rogers Wireless and its subsidiaries at the termination date.

Under our employment contract with Mr. Viner, if we terminate Mr. Viner’s employment, other than for cause, before he attains the age of 65, we will give him notice, effectively, equal to the lesser of 3 years and the number of days remaining until his 66th birthday. If we terminate him, other than for cause, after Mr. Viner attains the age of 65, we will give him, effectively, three months notice of termination. Mr. Viner has agreed, among other things, that, after the termination of his employment until the earlier of his 65th birthday and the date which is 2 years after the date his employment terminates, he will not compete with any broadcasting or programming business competitive with the business of our subsidiary Rogers Broadcasting Ltd. and corporations within its group carried on at the termination date.

Potential Payments Upon Termination or Change of Control

The following table shows potential payments to each NEO, other than Mr. Horn, as if the officer’s employment had been terminated and/or if a change in control had occurred as of December 31, 2008. If applicable, amounts in the table were calculated using $36.59, the closing market price of Rogers Class B shares on December 31, 2008. The actual amounts that would be paid to any named executive officer can only be determined at the time of an actual termination of employment and would vary from those listed below. The estimated amounts listed below are in addition to any retirement or other benefits that are available to our salaried employees generally.

Name	Scenario	Total	Severance	Stock Options	RSUs
Bill Linton	Termination	$4,349,943	$2,469,500	Nil	$1,880,443

	Resignation	Nil	Nil	Nil	Nil

	Retirement	$1,880,443	Nil	Nil	$1,880,443

	Change of Control	Nil	Nil	Nil	Nil

Rob Bruce	Termination	$2,695,739	$2,275,000	$420,739	Nil

	Resignation	Nil	Nil	Nil	Nil

	Retirement	Nil	Nil	Nil	Nil

	Change of Control	$2,695,739	$2,275,000	$420,739	Nil

Nadir Mohamed	Termination	$5,147,592	$3,874,500	$1,273,092	Nil

	Resignation	Nil	Nil	Nil	Nil

	Retirement	Nil	Nil	Nil	Nil

	Change of Control	$5,147,592	$3,874,500	$1,273,092	Nil

Tony Viner	Termination	$4,050,600	$4,050,600	Nil	Nil

	Resignation	Nil	Nil	Nil	Nil

	Retirement	Nil	Nil	Nil	Nil

	Change of Control	Nil	Nil	Nil	Nil

SUMMARY OF INCENTIVE PLANS

Summary of the Stock Option Plans

Eligible Participants

Our and our affiliates’ regular full time employees and officers (the Participants) are eligible for a grant of stock options and tandem share appreciation rights (SAR) (collectively Awards) under the Stock Option Plans. All Awards require the approval of and are at the discretion of the Committee. The CEO has the authority to make Awards within guidelines approved by the Committee. A SAR is a right to surrender an option for a payment equal to the fair market value of a Class B share minus the option exercise price.

Determination of Awards to be Granted

The Committee determines the portion of the Participants’ compensation to be paid as part of the Corporation’s long term incentive plan. The Participant elects whether to receive the long term incentive plan benefit awarded to him or her in the form of Awards, as RSUs (see below), or 50% in Awards and 50% in RSUs, provided they are not participants in the Senior Executive Incentive and Ownership Program, in which case they must receive their Awards in the form of performance contingent options (see “Senior Executive Incentive and Ownership Program” above). All NEOs participate in the Senior Executive Incentive and Ownership Program. To the extent he or she is eligible and elects to receive such benefits in the form of Awards,

•	the dollar amount to be credited as Awards is divided by

•	the market price per Class B Non-Voting Share as of the grant date and the resulting number of Awards is awarded to the Participant.

The market price of the Class B Non-Voting Shares for calculating Awards, and the exercise price, is the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the 5 trading days before the relevant date.

Vesting and Exercise of Awards upon Retirement or Termination of Employment

The Awards typically vest 25% per year. The Committee may establish a different vesting period. On a change of control of the Corporation, the Board may consent to the exercise of any outstanding Award, and, if it so consents, shall provide a limited period for the exercise of Awards to permit the holder of the Award to participate in the change of control transaction. Any Awards not so exercised expire.

The following rules apply if a Participant’s employment is terminated before expiry or if a person who is a member of the board ceases to be a director before expiry:

•	if terminated by death, disability, or retirement at retirement age as determined by the Committee, the Participant’s Awards would continue to vest and all vested Awards would be exercisable until the original expiry date in accordance with the original terms of the grant of such Awards (unless the Committee otherwise specifically determines).

•	if terminated for any other reason, other than cause, the Participant’s unvested Awards are forfeited (unless the Committee otherwise expressly determines in writing) and vested Awards may be exercised at any time within 30 days after termination.

•	if terminated for cause, the Participant’s vested and unvested Awards are forfeited.

•	if the Participant is a member of the board and ceases to be a member of the board for any reason, the Awards continue to vest and all vested Awards are exercisable until the original expiry date in accordance with the original terms of such Awards (unless the Committee otherwise expressly determines in writing).

Assignment of Awards

Awards are personal to the holder and are non-assignable, with the exception of the assignment to a legal personal representative of the estate of the holder, to a personal holding company controlled by the holder or to a registered retirement savings plan established by the holder, subject to any applicable regulatory approval.

Expiration of Awards

Each Award expires seven years after the Award was granted, provided that, any Award which would otherwise expire during or within ten business days following a trading blackout may be exercised until the tenth business day following the cessation of the trading blackout.

Summary of the Restricted Share Unit Plan

Eligible Participants

Our and our affiliates’ regular full time employees and officers (the Participants) are eligible for a grant of RSUs under our RSU Plan. All grants require the approval of and are at the discretion of the Committee.

Determination of RSUs to be Granted

To the extent the employee is eligible and elects to receive such benefits in the form of RSUs, the number of RSUs to be credited to the Participant’s RSU account is determined by reference to a Black-Scholes valuation of the Award which the Participant would have otherwise received. Dividends paid on the Class B Non-Voting Shares are credited as additional RSUs (by dividing the dollar amount of dividends payable by the market price per Class B Non-Voting Share on the date credited).

Certain employees may elect to receive their bonus in the form of RSUs (Bonus RSUs).

The market price of the Class B Non-Voting Shares for calculating RSUs granted and credited as dividends, and the redemption price, is the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the five previous trading days.

Vesting of RSUs and Termination of Employment

The Committee sets a date not later than 3 years after the grant date as the vesting date for a Participant’s RSUs, other than Bonus RSUs. Bonus RSUs granted before December 31, 2008, vest no later than December 15th of the third calendar year following the calendar year in which the bonus remuneration was earned. Bonus RSUs granted after December 31, 2008, vest no later than June 15th of the third calendar year following the calendar year in which the bonus remuneration was earned. The RSU plan was amended in 2008 to provide that on a change of control of the Corporation, the Board may determine to redeem any outstanding RSUs. The Committee may also award RSUs subject to conditions, including performance conditions to vesting. To date, the Committee has not awarded RSUs subject to performance conditions to vesting.

The following rules apply if a Participant’s employment is terminated before the vesting date:

•	if terminated by death, retirement or disability, the Participant’s RSUs are deemed to have vested immediately before the death, retirement or disability date

•	if terminated for any other reason, the Participant’s unvested RSUs are forfeited (unless the Committee otherwise expressly determines in writing)

•	notwithstanding the above, any bonus amounts deferred as an RSU will vest immediately prior to a Participant’s termination date

Redemption of RSUs

We may redeem all of a Participant’s vested RSUs before the vesting date and we must redeem all of a Participant’s vested RSUs as of the vesting date.

To redeem RSUs, the Corporation or the Committee:

1.  shall to the extent an eligible holder of RSUs has properly elected, grant one DSU, governed by the executive Deferred Share Unit Plan, for each RSU in respect of which an election is made; and

2.  otherwise may choose to

(a)  issue one Class B Non-Voting Share for each RSU; or

(b)  pay cash equal to

(i)  the number of RSUs credited multiplied by

(ii)  the market price per Class B Non-Voting Share; or

(c)  use a combination of (a) and (b).

The Corporation may not issue Class B Non-Voting Shares unless we obtain the approval of the Toronto Stock Exchange and any other regulatory authority (as may be required) and, if and as required by the Toronto Stock Exchange, our shareholders.

Transferability of Awards

RSUs are not transferable or assignable other than to the personal representative of an estate or by will in the event of the death of a participant, subject to any applicable regulatory approval.

Summary of the Executive Deferred Share Unit Plan

Eligible Participants

Our and our affiliates’ senior executive officers and officers designated by the Committee (an Eligible Executive) are eligible to participate in the Executive Deferred Share Unit Plan (DSU Plan).

Determination of DSUs to be Granted

An Eligible Executive may elect to receive bonus remuneration, in whole or in part, in the form of DSUs or cash. In order to participate in the DSU Plan, the Eligible Executive must file a written election designating the portion or percentage of the bonus for the applicable fiscal year that is to be deferred into DSUs and the portion or percentage to be paid in cash. Only one election may be filed in respect of any fiscal year and that election is irrevocable. DSUs elected by an Eligible Executive are credited to an account maintained for the Eligible Executive by us. The number of DSUs to be credited to the Eligible Executive is determined by dividing the amount of the bonus to be deferred into DSUs by the market price per Class B Non-Voting Share. Dividends paid on the Class B Non-Voting Shares are credited as additional DSUs (by dividing the dollar amount of dividends payable by the market price per Class B Non-Voting Share).

The market price of the Class B Non-Voting Shares for calculating DSUs granted, credited as dividends and the redemption price, is the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the 5 trading days before the relevant date.

Redemption of DSUs upon Termination of Employment

Upon termination of employment for any reason other than death of the Eligible Executive, the Eligible Executive may require redemption of the DSUs. The Eligible Executive is then entitled to receive a lump sum cash payment equal to the number of DSUs credited to the account, multiplied by the market price per Class B Non-Voting Share on the applicable date. If the Eligible Executive does not request redemption, the DSUs will be redeemed by us at the end of the year following the year of termination of employment. In the event of death of the Eligible Executive, we are to make a lump sum cash payment within ninety (90) days of the date of death, on the terms set out above.

Amendment and Termination of Equity Compensation Plans

Except as provided below, the Committee may amend, suspend or terminate such plans at any time, provided, however, that any such amendment, suspension or termination shall not decrease the entitlements of a participant which have accrued prior to the date of the amendment, suspension or termination. However, shareholder approval of amendments to the Stock Option Plans and the RSU Plan is required for any amendment which: (i) reduces the exercise price of an Award granted to an insider (other than adjustments in connection with a transaction or reorganization); (ii) extends the term of an Award or RSU held by an insider, except, in respect of an Award, an extension to 10 business days following the expiration of a trading blackout; or (iii) increases the maximum number of Class B Non-Voting Shares issuable under the Stock Option Plans and the RSU Plan or changes the maximum number of Class B Non-Voting Shares issuable under the Stock Option Plans and the RSU Plan to a fixed percentage; provided that shareholder approval would generally not be required in the case of (i) amendments of a “housekeeping” nature, (ii) a change to the vesting provisions of Awards or the Stock Option Plans and the RSU Plan, (iii) a change to the termination provisions of Awards, RSUs, the Stock Option Plans and the RSU Plan which does not entail an extension beyond the original expiry date, and (iv) the addition of a cashless exercise feature, payable in cash or shares, which provides for a full deduction of the number of underlying shares from the Stock Option Plans and the RSU Plan reserve.

Employee Share Accumulation Plan

The Employee Share Accumulation Plan (the Employee Plan), is open to all of our employees. Under the Employee Plan, an employee may elect to participate by making contributions from payroll up to a maximum of 10% of salary, not to exceed $25,000.

The Employee Plan is managed by an independent trustee, which holds the contributions on behalf of the employee. During the first year of Employee Plan membership, we contribute to each participating employee’s account an amount equal to 25% of the aggregate contributions made during that year by the participating employee. During the second year of Employee Plan membership, we contribute to each participating employee’s account, an amount equal to 33% of the aggregate contributions made during that year by the participating employee. Upon completion of two years of Employee Plan membership, we contribute to each participating employee’s account, an amount equal to 50% of the aggregate contributions made. The trustee then purchases Class B Non-Voting Shares with such contributions, through the facilities of the Toronto Stock Exchange, for the account of the participating employee.

DIRECTOR COMPENSATION

The compensation of the members of the board of directors is subject to periodic review by the Corporate Governance Committee, based on an assessment by the Committee of prevailing market conditions and with recommendations from HCI.

Director Compensation

The following Table shows the compensation received by each director for the year ended December 31, 2008. Directors who are also employees of the Corporation or its subsidiaries receive no remuneration as directors.

		Share-Based	All Other
	Fees	Awards	Compensation	Total
Name(1)	Earned	($)(3)	($)	($)
R.D. Besse	—	193,920	N/A	193,920

C.W.D. Birchall	—	157,392	N/A	157,392

J.H. Clappison	50,100	122,320	N/A	172,420

P.C. Godsoe	—	243,880	N/A	243,880

T.I. Hull	—	170,420	N/A	170,420

P. Lind(2)	—	—	993,881	993,881

I. Marcoux	18,583	107,503	N/A	126,086

D.R. Peterson	—	150,420	N/A	150,420

Edward S. Rogers(2)	—	—	1,073,686	1,073,686

L.A. Rogers	—	139,920	N/A	139,920

Melinda M. Rogers(2)	—	—	501,161	501,161

Martha L. Rogers(4)	3,674	—	N/A	3,674

W.T. Schleyer	—	146,920	N/A	146,920

J.A. Tory	—	148,920	N/A	148,920

J.C.C. Wansbrough	80,000	88,920	N/A	168,920

C.D. Watson	66,500	88,920	N/A	155,420

Notes:

(1)	Compensation disclosure for Alan Horn, Nadir Mohamed and Ted Rogers, each of whom was an NEO and a director in the year, can be found in the Summary Compensation Table above

(2)	Compensation disclosure for Philip Lind, Edward Rogers and Melinda Rogers, each of whom is an employee, includes base salary and annual incentives. They are also eligible for benefits and perquisites consistent with other senior executives of the Corporation.

(3)	Directors may elect to receive all or part of their fees in the form of DSUs, as discussed below under the heading “Directors’ Deferred Share Unit Plan”.

(4)	Martha Rogers was elected to the Corporation’s board of directors on December 12, 2008.

Outstanding Share-based and Option-based Awards

	Option Awards				Share Awards
	Number of				Number of
	securities			Value of	shares or	Market or payout
	underlying	Option		unexercised	units of shares	value of share
	unexercised	exercise	Option	in-the-money	that have not	awards that have
	options	price	expiration	options	vested	not vested
Name	(#)	($)	date	($)	(#)	($)
R.D. Besse	4,600	10.42	11/12/2013
	4,268	23.44	11/01/2012
	4,000	12.74	12/7/2011	271,906	Nil	Nil

C.W.D. Birchall	2,134	23.44	11/01/2012	28,062	Nil	Nil

J.H. Clappison	Nil	N/A	N/A	N/A	Nil	Nil

P.C. Godsoe	15,400	10.30	12/17/2013
	4,600	10.42	11/12/2013
	4,268	23.44	11/01/2012	581,372	Nil	Nil

T.I. Hull	2,300	10.42	11/12/2013
	2,800	7.415	11/12/2013
	1,150	8.685	4/22/2013
	2,100	4.825	4/22/2013
	4,268	23.44	11/01/2012	296,802	Nil	Nil

P. Lind	61,800	38.90	3/3/2015
	55,700	38.8823	3/1/2014
	40,800	10.42	11/12/2013
	49,300	8.685	4/22/2013
	82,500	22.61	3/1/2013	3,596,803	Nil	Nil

I. Marcoux	Nil	N/A	N/A	Nil	Nil	Nil

D.R. Peterson	4,600	10.42	11/12/2013
	4,200	7.415	11/12/2013
	4,600	8.685	4/22/2013
	6,300	4.825	4/22/2013
	4,268	23.44	11/01/2012
	4,200	6.305	2/5/2012
	4,000	12.74	12/7/2011	850,121	Nil	Nil

Edward S. Rogers	58,200	38.90	3/3/2015
	55,700	38.8823	3/1/2014
	1,000,000	10.44	6/19/2013
	65,200	8.685	4/22/2013
	82,500	22.61	3/1/2013
	27,000	12.74	12/7/2011
	240,000	18.175	8/31/2010
	20,600	17.07	12/20/2009	34,588,418	Nil	Nil

L.A. Rogers	4,600	10.42	11/12/2013
	5,600	7.415	11/12/2013
	4,600	8.685	4/22/2013
	4,268	23.44	11/01/2012
	4,000	12.74	12/7/2011	563,649	Nil	Nil

Melinda M. Rogers	30,200	38.90	3/3/2015
	55,700	38.8823	3/1/2014
	26,000	10.42	11/12/2013
	31,400	8.685	4/22/2013
	82,500	22.61	3/1/2013
	6,200	16.975	3/4/2012
	17,600	12.74	12/7/2011
	100,000	11.885	12/12/2010
	10,000	18.595	5/15/2010	5,901,810	Nil	Nil

Martha L. Rogers	4,600	10.42	11/12/2013
	4,600	8.685	4/22/2013
	4,000	12.74	12/7/2011	344,145	Nil	Nil

W.T. Schleyer	4,600	10.42	11/12/2013
	4,600	8.685	4/22/2013
	4,268	23.44	11/1/2012
	4,000	12.74	12/7/2011
	10,000	18.595	5/15/2010	580,219	Nil	Nil

	Option Awards				Share Awards
	Number of				Number of
	securities			Value of	shares or	Market or payout
	underlying	Option		unexercised	units of shares	value of share
	unexercised	exercise	Option	in-the-money	that have not	awards that have
	options	price	expiration	options	vested	not vested
Name	(#)	($)	date	($)	(#)	($)
J.A. Tory	4,600	10.42	11/12/2013
	4,600	8.685	4/22/2013
	4,268	23.44	11/1/2012
	4,000	12.74	12/7/2011	400,269	Nil	Nil

J.C.C. Wansbrough	4,600	10.42	11/12/2013
	4,600	8.685	4/22/2013
	4,268	23.44	11/1/2012
	4,000	12.74	12/7/2011	400,269	Nil	Nil

C.D. Watson	1,067	23.44	11/1/2012	14,031	Nil	Nil

Incentive Plan Awards — Value Vested or Earned During the Year

			Non-Equity
			Incentive Plan
	Option Awards —	Share Awards —	Compensation —
	Value Vested During	Value Vested During	Value Earned During
	the Year	the Year	the Year
Name(1)	($)	($)	($)
R.D. Besse	13,017	193,920	N/A

C.W.D. Birchall	6,503	157,392	N/A

J.H. Clappison	—	122,320	N/A

P.C. Godsoe	13,017	243,880	N/A

T.I. Hull	13,017	170,420	N/A

P. Lind	353,503	767,702	375,216

I. Marcoux	—	107,503	N/A

D.R. Peterson	13,017	150,420	N/A

Edward S. Rogers	6,751,503	724,173	460,871

L.A. Rogers	13,017	139,920	N/A

Melinda M. Rogers	387,982	122,674	188,257

Martha L. Rogers	—	—	N/A

W.T. Schleyer	13,017	146,920	N/A

J.A. Tory	13,017	148,920	N/A

J.C.C. Wansbrough	13,017	88,920	N/A

C.D. Watson	13,017	88,920	N/A

(1)	As Mr. Horn is an NEO, see “Incentive Plan Awards”, above.

Compensation Arrangements for Directors

During the year ended December 31, 2008, non-employee members of the board of directors received director fees in accordance with the following standard arrangements:

Annual Board Retainer	$40,000
Lead Director	$40,000
Audit Committee Chair	$30,000
Compensation Committee Chair	$20,000
Other Committee Chairs	$10,000

Meeting Fees
Board or committee (other than Audit Committee)	$1,500	or
	$1,750	(travel 100 to 1000 km) or
	$2,000	(travel over 1000 km)

Audit Committee	$2,000	or
	$2,250	(travel 100 to 1000 km) or
	$2,500	(travel over 1000 km)

Audit and Compensation Committee chairs	$3,000

Other Committee Chairs	$2,000

In addition to the fees above, we reimburse directors for travel and other expenses when they attend meetings or conduct our business. Our directors are not entitled to a pension or other retirement benefits.

Share Ownership Guidelines

The share ownership guidelines for directors are designed to link the interests of directors to those of our shareholders by encouraging directors to hold an ownership position in the Corporation’s shares. Each non-employee director is required to own four times his or her annual cash retainer in any combination of Class A Shares, Class B Non-Voting Shares (including vested but unexercised vested stock options (based on the net in-the-money value of options)) and DSUs during his or her term of service as director of the Corporation. Directors have five years to attain desired ownership levels.

Directors’ Deferred Share Unit Plan

We introduced the directors’ DSU Plan effective January 1, 2000 to encourage directors to align their interests with shareholders. In 2008, the DSU Plan was amended for directors who are U.S. taxpayers for DSUs granted on or after January 1, 2005 to comply with changes to the U.S. tax rules respecting defined compensation. Non-employee directors may choose to receive any or all of their fees in DSUs. Each DSU has a value equal to the market value of a Class B Non-Voting Share at the start of the relevant fiscal quarter. A director’s DSU may be redeemed only when the director ceases to be our director. At the time of redemption, the director is entitled to receive a lump-sum cash payment equal to the number of DSUs credited to the director’s account multiplied by the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the five trading days prior to the redemption date. DSUs accrue dividends in the form of additional DSUs at the same rates as dividends on those Class B Non-Voting Shares. Prior to 2006 directors were entitled to receive stock options. Effective July 1, 2006 directors no longer receive stock options. In 2008, each director that is not an employee received a grant of 2,000 DSUs, other than the lead director and the Chairman, who received 3,000 and 4,000 DSUs respectively. The market price of the Class B Non-Voting Shares for calculating DSUs granted and credited as dividends, and the redemption price, is the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the five trading days before the relevant date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table shows details of equity compensation plan information at December 31, 2008.

	Number Of Securities
	To Be Issued			Number Of Securities
	Upon Exercise Of			Remaining Available
	Outstanding Options,		Weighted — Average	For Future Issuance Under
	Warrants And Rights		Exercise Price	Equity Compensation Plans
	As at December 31, 2008		Of Outstanding Options,	(Excluding Securities
Plan Category	(A)		Warrants And Rights	Reflected In Column (A))
Equity compensation plans approved by Securityholders	OPTIONS	13,841,620	$20.80	9,684,939

	RSUs	1,126,548	N/A	2,873,452

TOTAL		14,968,168		12,558,391

The following information is provided as of March 3, 2009:

	# of Class B
	Non-Voting Shares
	Issued and Issuable
	Under Security Based	% of Outstanding
	Compensation	Class A and Class B
Plan	Arrangements	Non-Voting Shares

Restricted Share Unit Plan	4,000,000	0.63%
2000 Stock Option Plan	30,000,000	4.72%
1996 Stock Option Plan	25,000,000	3.93%
1994 Stock Option Plan	9,500,000	1.49%

As at March 3, 2009, the total number of Class B Non-Voting Shares issuable under outstanding stock options and the RSU Plan is 17,417,704 representing 2.7% of the aggregate Class A Shares and Class B Non-Voting Shares outstanding. The aggregate number of Class B Non-Voting Shares issued to date under the Stock Options Plans is 40,973,441. The aggregate number of Class B Non-Voting Shares remaining available for future issuance under the Stock Options Plans and the RSU Plan is 10,108,795.

All equity based plans restrict the participation of insiders in the plans as follows:

•	the number of Class B Non-Voting Shares reserved for issuance to any one person pursuant to awards granted under the Stock Option Plans, the RSU Plan and any other unit or stock option plan shall not at any time exceed 5% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares;

•	the number of Class B Non-Voting Shares reserved for issuance to insiders and their associates pursuant to awards granted under the Stock Option Plans, the RSU Plan and any other unit or stock option plan shall not exceed 10% of outstanding Class A Shares and Class B Non-Voting Shares;

•	the number of Class B Non-Voting Shares issued under the Stock Option Plans, the RSU Plan and any other of our share compensation arrangements to any one insider or that insider’s associates in a 12 month period shall not exceed 5% of the outstanding Class A Shares and Class B Non-Voting Shares; and

•	the number of Class B Non-Voting Shares issued under the Stock Option Plans, the RSU Plan and any other of our share compensation arrangements to insiders and their associates in a 12 month period shall not exceed 10% of the outstanding Class A Shares and Class B Non-Voting Shares.

The Committee has the authority to waive or vary the provisions regarding exercise of options or RSUs following termination of employment or ceasing to be a director, as applicable.

Summary of the Stock Option Plans

Eligible Participants

Our and our affiliates’ regular full time employees and officers (the Participants) are eligible for a grant of stock options and tandem share appreciation rights (SAR) (collectively Awards) under the Stock Option Plans. All Awards require the approval of and are at the discretion of the Committee. The CEO has the authority to make Awards within guidelines approved by the Committee. A SAR is a right to surrender an option for a payment equal to the fair market value of a Class B share minus the option exercise price.

Determination of Awards to be Granted

The Committee determines the portion of the Participants’ compensation to be paid as part of the Corporation’s long term incentive plan. The Participant elects whether to receive the long term incentive plan benefit awarded to him or her in the form of Awards, as RSUs (see below), or 50% in Awards and 50% in RSUs, provided they are not participants in the Senior Executive Incentive and Ownership Program. To the extent he or she elects to receive such benefits in the form of Awards,

•	the dollar amount to be credited as Awards

is divided by

•	the market price per Class B Non-Voting Share as of the grant date and the resulting number of Awards is awarded to the Participant.

The market price of the Class B Non-Voting Shares for calculating Awards, and the exercise price, is the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the 5 trading days before the relevant date.

Vesting and Exercise of Awards upon Retirement or Termination of Employment

The Awards typically vest 25% per year and expire in periods ranging from 7 to 10 years. The Committee may establish a different vesting period. On a change of control of the Corporation, the Board may consent to the exercise of any Award and, if it so consents, shall provide a limited period for the exercise of Awards to permit the holder of the Award to participate in the change of control transaction.

The following rules apply if a Participant’s employment is terminated before expiry or if a person who is a director ceases to be a director before expiry:

•	if terminated by death, disability, or retirement at retirement age as determined by the Committee, the Participant’s Awards would continue to vest and all vested Awards would be exercisable until the original expiry date in accordance with the original terms of the grant of such Awards (unless the Committee otherwise specifically determines).

•	if terminated for any other reason other than cause, the Participant’s unvested Awards are forfeited (unless the Committee otherwise expressly determines in writing) and vested Awards may be exercised at any time within 30 days after termination.

•	if terminated for cause, the Participant’s vested and unvested Awards are forfeited.

•	if the Participant is a director and ceases to be a director for any reason, the Awards continue to vest and all vested Awards are exercisable until the original expiry date in accordance with the original terms of such Awards (unless the Committee otherwise expressly determines in writing).

Assignment of Awards

Awards are personal to the holder and are non-assignable, with the exception of the assignment to a legal personal representative of the estate of the holder, to a personal holding company controlled by the holder or to a registered retirement savings plan established by the holder, subject to any applicable regulatory approval.

Expiration of Awards

Each Award expires seven years after the Award was granted, provided that, any Award which would otherwise expire during or within ten business days following a trading blackout may be exercised until the tenth business day following the cessation of the trading blackout.

Summary of the Restricted Share Unit (RSU) Plan

Eligible Participants

Our and our affiliates’ regular full time employees and officers (the Participants) are eligible for a grant of RSUs under our RSU Plan. All grants require the approval of and are at the discretion of the Committee.

Determination of RSUs to be Granted

The Committee determines the portion of the Participants’ compensation to be paid as part of the Corporation’s long term incentive plan. Under current policies of the Committee, the Participant may elect to receive the long term incentive plan benefit awarded to him or her in the form of Awards, as RSUs, or 50% as to Awards and 50% as to RSUs. To the extent he or she elects to receive such benefits in the form of RSUs, the number of RSUs to be credited to the Participant’s RSU account is determined by reference to a Black-Scholes valuation of the Award which the Participant would have otherwise received. Dividends paid on the Class B Non-Voting Shares are credited as additional RSUs (by dividing the dollar amount of dividends payable by the market price per Class B Non-Voting Share on the date credited).

The market price of the Class B Non-Voting Shares for calculating RSUs granted and credited as dividends, and the redemption price, is the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the 5 trading days before the relevant date.

Vesting of RSUs and Termination of Employment

The Committee sets a date not later than 3 years after the grant date as the vesting date for a Participant’s RSUs. The Committee may also award RSUs subject to conditions, including performance conditions to vesting. To date, the Committee has not awarded RSUs subject to performance conditions to vesting.

The following rules apply if a Participant’s employment is terminated before the vesting date:

•	if terminated by death, retirement or disability, the Participant’s RSUs vest immediately before the death, retirement or disability date

•	if terminated for any other reason, the Participant’s unvested RSUs are forfeited (unless the Committee otherwise expressly determines in writing)

•	notwithstanding the above, any bonus amounts deferred as an RSU will vest immediately prior to a Participant’s termination date

Redemption of RSUs

We may redeem all of a Participant’s vested RSUs before the vesting date and we must redeem all of a Participant’s vested RSUs as of the vesting date.

To redeem RSUs, we or the Committee:

(1)	shall to the extent an eligible holder of RSUs has properly elected, grant one DSU, governed by the executive Deferred Share Unit Plan, for each RSU in respect of which an election is made; and

(2)	otherwise may choose to

(A)	issue one Class B Non-Voting Share for each RSU; or

(B)	pay cash equal to

— the number of RSUs credited

multiplied by

— the market price per Class B Non-Voting Share; or

(C)	use a combination of (A) and (B).

If the employee is an eligible person (as defined in the RSU Plan), the employee may elect to receive his or her bonus in the form of RSUs. The election must be made before the end of the year in respect of which the bonus is earned.

We may not issue Class B Non-Voting Shares unless we obtain the approval of the Toronto Stock Exchange and any other regulatory authority (as may be required) and, if and as required by the Toronto Stock Exchange, our shareholders.

Transferability of Awards

RSUs are not transferable or assignable other than to the personal representative of an estate or by will in the event of the death of a participant, subject to any applicable regulatory approval.

Summary of the Executive Deferred Share Unit Plan

Eligible Participants

Our and our affiliates’ senior executive officers and officers designated by the Committee (an Eligible Executive) are eligible to participate in the Executive Deferred Share Unit Plan (DSU Plan).

Determination of DSUs to be Granted

An Eligible Executive may elect to receive bonus remuneration, in whole or in part, in the form of DSUs or cash. In order to participate in the DSU Plan, the Eligible Executive must file a written election designating the portion or percentage of the bonus for the applicable fiscal year that is to be deferred into DSUs and the portion or percentage to be paid in cash. Only one election may be filed in respect of any fiscal year and that election is irrevocable. DSUs elected by an Eligible Executive are credited to an account maintained for the Eligible Executive by us. The number of DSUs to be credited to the Eligible Executive is determined by dividing the amount of the bonus to be deferred into DSUs by the market price per Class B Non-Voting Share on the date credited. Dividends paid on the Class B Non-Voting Shares are credited as additional DSUs (by dividing the dollar amount of dividends payable by the market price per Class B Non-Voting Share on the date credited).

Redemption of DSUs upon Termination of Employment

Upon termination of employment for any reason other than death of the Eligible Executive, the Eligible Executive may require redemption of the DSUs. The Eligible Executive is then entitled to receive a lump sum cash payment equal to the number of DSUs credited to the account, multiplied by the market price per Class B Non-Voting Share on the applicable date. If the Eligible Executive does not request redemption, the DSUs will be redeemed by us at the end of the year following the year of termination of employment. In the event of death of the Eligible Executive, we are to make a lump sum cash payment within ninety (90) days of the date of death, on the terms set out above.

Amendment and Termination of Equity Compensation Plans

Except as provided below, the Committee may amend, suspend or terminate such plans at any time, provided, however, that any such amendment, suspension or termination shall not decrease the entitlements of a participant which have accrued prior to the date of the amendment, suspension or termination. However, shareholder approval of amendments to the Stock Option Plans and the RSU Plan is required for any amendment which: (i) reduces the exercise price of an Award granted to an insider (other than adjustments in connection with a transaction or reorganization); (ii) extends the term of an Award or RSU held by an insider, except, in respect of an Award, an extension to 10 business days following the expiration of a trading blackout; or (iii) increases the maximum number of Class B Non-Voting Shares issuable under the Stock Option Plans and the RSU Plan or changes the maximum number of Class B Non-Voting Shares issuable under the Stock Option Plans and the RSU Plan to a fixed percentage; provided that shareholder approval would generally not be required in the case of (i) amendments of a “housekeeping” nature, (ii) a change to the vesting provisions of Awards or the Stock Option Plans and the RSU Plan, (iii) a change to the termination provisions of Awards, RSUs, the Stock Option Plans and the RSU Plan which does not entail an extension beyond the original expiry date, and (iv) the addition of a cashless exercise feature, payable in cash or shares, which provides for a full deduction of the number of underlying shares from the Stock Option Plans and the RSU Plan reserve.

Employee Share Accumulation Plan

The Employee Share Accumulation Plan (the Employee Plan), is open to all of our employees. Under the Employee Plan, an employee may elect to participate by making contributions from payroll up to a maximum of 10% of salary.

The Employee Plan is managed by an independent trustee, which holds the contributions on behalf of the employee. During the first year of Employee Plan membership, we contribute to each participating employee’s account an amount equal to 25% of the aggregate contributions made during that year by the participating employee. During the second year of Employee Plan membership, we contribute to each participating employee’s account, an amount equal to 33% of the aggregate contributions made during that year by the participating employee. Upon completion of two years of Employee Plan membership, we contribute to each participating employee’s account, an amount equal to 50% of the aggregate contributions made after such two year period by the participating employee. The trustee then purchases Class B Non-Voting Shares with such contributions, through the facilities of the Toronto Stock Exchange, for the account of the participating employee.

During the year ended December 31, 2008, an aggregate of 1,393,063 Class B Non-Voting Shares were purchased under the Employee Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table shows the aggregate indebtedness of directors, executive officers and employees (current and former) outstanding at March 3, 2009 to the Corporation and its subsidiaries.

To the Corporation
Purpose	or its subsidiaries

Share Purchases	Nil
Other	$1,170,419

PART 4 CORPORATE GOVERNANCE

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board endorses the principle that our corporate governance practices (the Corporate Governance Practices) are a fundamental part of our proper functioning as a corporation. The Board believes that these Corporate Governance Practices enhance the interests of our securityholders, employees, customers and of others dealing with us. These Corporate Governance Practices conform in all substantial aspects with applicable corporate governance guidelines and standards and take into account the following:

Source	Reason for Conforming

Sarbanes-Oxley Act of 2002 (U.S.)	We are a foreign private issuer in the U.S.A.
New York Stock Exchange (the NYSE)	We have shares listed on the NYSE
The Toronto Stock Exchange (the TSX)	We have shares listed on the TSX
Canadian Securities Administrators	We are a reporting issuer in various jurisdictions in Canada

The Board closely monitors these and other corporate governance developments and is committed to enhancing our Corporate Governance Practices on a continuing basis. Our Corporate Governance Practices, summarized below, respond to the disclosure required by National Instrument 58-101 — Disclosure of Corporate Governance Practices (NI 58-101) and the guidelines set forth in National Policy 58-201 — Corporate Governance Guidelines. This Statement of Corporate Governance Practices was prepared by the Corporate Governance Committee and approved by the Board.

Controlled Company Exemption

The NYSE listing standards require a listed company to have, among other things, a nominating committee consisting entirely of independent directors. The rules permit a “controlled company” to be exempt from this requirement. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees apart from the Audit Committee because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth. Accordingly, the Board has approved the Corporation’s reliance on the controlled company exemption.

Foreign Private Issuer Status

Under the NYSE listing standards, a “foreign private issuer”, such as the Corporation, is not required to comply with most of the NYSE corporate governance listing standards. However, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

(1)	Appointment of Auditors

The NYSE listing standards require the audit committee of a U.S. company to be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services. There is an exception for foreign private issuers that are required under a home country law to have auditors selected pursuant to home country standards. Pursuant to the British Columbia Business Corporations Act, our auditors are to be appointed by the shareholders at the annual general meeting of the Corporation. Our audit committee is responsible for evaluating the auditors and advising the Board of its recommendation regarding the appointment of auditors.

(2)	Shareholder Approval of Equity Compensation Plans

The NYSE listing standards also require shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plan” covers plans that provide for the delivery of newly issued or treasury securities. The TSX rules provide that only the creation of, or material amendments to, equity compensation plans that provide for new issuances of securities are subject to shareholder approval in certain circumstances. We follow the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

Composition of the Board

The Board currently has 18 members. The Board is responsible for determining whether a director is “independent” within the meaning of NI 58-101.

Certain directors may be principals of, partners in or hold other positions with entities that provide legal, financial or other services to the Corporation. The Board has adopted Director Material Relationship Standards for the purpose of assisting the Board in making determinations whether or not a direct or indirect business, commercial, banking, consulting, professional or charitable relationship that a director may have with the Corporation or its subsidiaries is a material relationship that could, in the view of the Board, reasonably interfere with the exercise of the director’s independent judgment. These standards can be reviewed in the Corporate Governance section of our Corporation’s website at www.rogers.com.

Based on the information provided by each director and the recommendations of the Corporate Governance Committee, the Board has determined that the following directors are independent in accordance with the requirements of NI 58-101 and the standards referred to above.

Ronald D. Besse
C. William D. Birchall
John H. Clappison
Peter C. Godsoe, O.C.
Thomas I. Hull
Isabelle Marcoux
The Hon. David R. Peterson, P.C., Q.C.
William T. Schleyer
John A. Tory, Q.C.
J. Christopher C. Wansbrough
Colin D. Watson

A majority of the Board is independent.

The directors who are not independent (and the basis for that determination) are:

Melinda M. Rogers (Control Trust Vice-Chair, a member of the Rogers family and an executive officer)
Martha Rogers (member of Rogers family)
Philip B. Lind, C.M. (executive officer)
Nadir Mohamed (executive officer)
Alan D. Horn (Chair and Acting Chief Executive Officer)
Edward S. Rogers (Control Trust Chair, a member of the Rogers family and an executive officer of our subsidiary
Rogers Cable Communications Inc.)
Loretta A. Rogers (member of Rogers family)

During 2008, the independent directors met at in camera sessions during every Board meeting without management or non-independent directors. In camera sessions for the independent directors are included as part of the agenda for director meetings in 2009.

Alan D. Horn is the Chair of the Board and is not an independent director. Pursuant to the Board Charter, the Board has appointed Peter C. Godsoe, O.C. as lead director. The lead director facilitates the functioning of the Board independently of management of the Corporation and provides independent leadership to the Board. For further information regarding the role and responsibilities of the lead director, see “Role and Responsibilities of the Chair and Lead Director” in the Board Mandate (attached to this Information Circular as Appendix A).

For further information regarding the directors, including directorships of other reporting issuers and attendance at Board and committee meetings, see “Business of the Meeting — Election of Directors and Executive Compensation — Compensation of Directors” above.

Mandate of the Board

The Board has adopted a Board of Directors Mandate (the Board Mandate) as its written mandate of directors’ duties and responsibilities (the Board Mandate is attached to this Information Circular as Appendix A).

Position Descriptions

The Board Mandate states the Chair’s main responsibility as overseeing and managing and assisting the Board in fulfilling its duties and responsibilities in an effective manner independently of management. For that purpose, the duties of the Chair of the Board include:

•	to chair Board meetings and annual and special meetings of shareholders

•	to organize an appropriate annual work plan and regularly scheduled meetings for the Board

•	to prepare the agenda for each Board meeting with the participation of management

•	to monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant, all meetings of Board committees (other than those on which he otherwise sits); provided that, if the Chair is not independent, he or she must be absent for portions of meetings where all Committee members are required to be independent

•	to arrange for an appropriate information package to be provided on a timely basis to each director in advance of the meeting

•	to assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements

•	to provide appropriate guidance to individual Board members in discharging their duties

•	to ensure newly appointed directors receive an appropriate orientation and education program

•	to provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members

•	to promote best practices and high standards of corporate governance

The chairs of each board committee are responsible to organize the affairs of such committee, chair its meetings, provide guidance to the members of such committee, retain outside experts as may be required and report to the Board on the work of such committee. The mandate of the committee may also assign specific additional responsibilities to the chair of the committee.

The Board has approved a detailed written job description for the office of Chief Executive Officer. The Compensation Committee will review and approve the Chief Executive Officer’s written objectives for the current year.

Orientation and Continuing Education

It is the responsibility of the Chair of the Board to oversee an orientation and continuing education program for the directors. Newly appointed directors attend orientation sessions which are intended to familiarize new directors with our business and operations, including management structure, strategic plans, finances, opportunities and risks. New directors have the opportunity to meet with management and other members of the Board. New directors are also provided with a package of detailed information concerning our affairs, including public filings. From time to time, presentations are made by management personnel or outside experts to educate the directors on new issues.

Ethical Business Conduct

The Board has adopted both a Directors Code of Conduct and Ethics and the Business Conduct Guidelines for Officers and Employees (the Codes). The Codes require our directors, officers and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

To ensure the directors exercise independent judgment in considering transactions, agreements or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director must be absent during any board discussion pertaining thereto and must not cast a vote on such matter.

Issues arising in connection with the Codes, including conflicts of interest are reported to the Audit Committee in the case of the Business Conduct Guidelines and to the Corporate Governance Committee in the case of the Directors Code of Conduct and Ethics, which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board or by the applicable committee and reported to the Board.

We have publicly filed the Codes on SEDAR and posted them under “Corporate Governance” at www.rogers.com.

Nomination of Directors

Potential candidates for director of the Corporation are evaluated by the Nominating Committee, under the leadership of the Chair, having regard to the candidate’s background and qualifications to ensure that the candidate’s experience and skill are aligned with the Corporation’s needs. In evaluating candidates, the Nominating Committee considers the effectiveness of the Board, as a whole, and its individual members, including their respective competencies and skills.

The Control Trust Chair of the Rogers Control Trust (see Outstanding Shares and Main Shareholders above) is obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Nominating Committee. The Nominating Committee, which is responsible for, among other things, the identification of new candidates for the Board, is not comprised entirely of independent directors because two members, Edward S. Rogers and Melinda Rogers, are executive officers of our Corporation and because of their respective roles as the Control Trust Chair and Control Trust Vice-Chair of our controlling shareholder. Because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth, the Board has determined that it is appropriate for Edward S. Rogers and Melinda Rogers to be members of the Nominating Committee, with the remainder of the members of the Nominating Committee being independent directors. The Board believes that the presence of a majority of independent directors on the Nominating Committee and the alignment of interests described above ensure an objective nomination process that is in the interests of all shareholders.

Summary of Responsibilities, Powers and Operation of the Nominating Committee:

•	reviews, considers and/or initiates proposals for nomination of directors to the Board and the board of directors of wholly owned subsidiaries

•	where appropriate, interviews proposed nominees

•	assesses incumbent directors for re-nomination to the Board and/or committees of the Board

•	establishes criteria for and recommends prospective members for our and our affiliates’ boards and/or committees of the boards

The Nominating Committee has five members, a majority of whom are independent.

Compensation

Summary of Responsibilities, Powers and Operation of the Compensation Committee:

•	approves compensation of senior officers

•	reviews and recommends to the Board our executive compensation and severance policies

•	reviews our compensation and benefit programs (design and competitiveness) and senior executives’ management development and succession planning

•	sets performance objectives for the CEO and measures the CEO’s performance against these objectives

All members of the Compensation Committee are independent. For additional information, please see “Report on Executive Compensation”.

Advisors to the Committee

The Committee has engaged Hugessen Consulting Inc. (HCI) to act as its independent advisor on matters considered by the Committee, including the review and preparation of this Information Circular. HCI provides advice on Rogers’ compensation policies and practices relative to its direct comparators within the communications and media industries and, when requested by the Committee Chair, attends all or portions of Committee meetings. HCI is not permitted to perform any work for the Corporation without the pre-approval of the Chair of the Committee.

The Committee Chair on a regular basis conducts a review of all work performed by HCI and the associated fees. During 2008, HCI’s fees for executive compensation consultant services to the Compensation Committee were $199,883.

Board Committees

The Board has 7 permanent (or standing) committees (the Nominating Committee and the Compensation Committee are described above and the other five are described below). The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between us and the significant shareholder (or corporations he controls) or between us and our subsidiaries. In those cases the committee would consist entirely of independent directors who have no relationship to us or to the significant shareholder other than as a director.

Audit Committee

The function of the Audit Committee is as follows:

•	reviews financial reporting procedures (internal and external) and adequacy of internal controls (including steps to remedy)

•	reviews significant issues, concerns or difficulties encountered during the audit process with management and auditors (internal and external)

•	reviews consolidated financial statements (annual audited and interim unaudited)

•	reviews annual and interim financial information and press releases before release of earnings

•	resolves disagreements between management and external auditors regarding financial reporting

•	reviews and assesses procedures for the review and timely disclosure of financial information derived from the financial statements

•	selects, recommends compensation of and oversees external auditor for audit, review and attest services and recommends external auditors to be nominated for shareholders’ approval

•	pre-approves audit, audit-related and non-audit services of external auditors

•	assesses and reports to the Board on independence and performance of external auditors

•	assesses management’s design, implementation of and reporting on internal controls

•	reviews activities, organization and qualifications of the internal auditors

•	reviews before release management’s discussion and analysis, annual information form and other disclosure documents containing financial information

•	reviews with the general counsel, legal compliance, litigation and other legal matters

•	establishes procedures for complaints regarding accounting, internal controls and auditing, including employees’ confidential anonymous concerns

•	prepares annual performance evaluation of the Audit Committee and reviews with Board

•	reviews annually the Audit Committee Charter (see www.rogers.com)

•	meets periodically and separately with chief financial officer, internal auditors, external auditors and general counsel

•	engages outside advisors as appropriate at our expense without Board or management approval

•	conducts appropriate investigations

•	monitors compliance with the Code of Conduct and Ethics

•	reviews with senior management the controls and procedures that have been adopted by the Corporation to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods

•	reviews disclosures made to it by the CEO and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Corporation’s internal control over financial reporting

Please see the section entitled “Audit Committee” of the Corporation’s Annual Information Form, available at www.sedar.com, for additional information with respect to the Corporation’s audit committee.

Corporate Governance Committee

The function of the Corporate Governance Committee is as follows:

•	reviews and makes recommendations regarding the Board’s approach to director independence

•	develops, recommends to the Board and reviews our corporate governance practices (including Board Mandate and Code of Conduct and Ethics)

•	recommends to the Board and committees the number and content of meetings, annual work plan and schedules of issues

•	reviews size and compensation of our and our affiliates’ boards and committees

•	reports to the Board as to adequacy and form of directors’ compensation

•	provides an orientation and education program for new directors

•	evaluates annually Board and committee performance

•	reviews Board committees’ mandates

•	monitors policies for senior officers accepting outside directorships, minimum share ownership for non-management directors and confidential material information (disclosure, restricted use and insider trading)

•	oversees individual directors engaging outside advisors at our expense

Pension Committee

The function of the Pension Committee is as follows:

•	supervise the administration of our pension plans

•	reviews our pension plans’ provisions and investment performance

Executive Committee

The function of the Executive Committee is as follows:

•	acts under powers delegated by the Board

•	approves final terms of transactions previously approved by the Board

•	monitors the implementation of policy initiatives adopted by the Board

Finance Committee

The function of the Finance Committee is to review and report to the Board or a committee of the Board on certain matters, including:

•	financings (including share issuances)

•	transactions not budgeted, outside the ordinary course of business and involving more than $50 million

•	engagement of financial, investment or similar advisors in connection with transactions involving more than $100 million

•	alliance, branding, licence, relationship, partnership and joint venture arrangements involving more than $50 million

•	granting, issuing or assuming rights of first negotiation, first offer or first refusal involving a Rogers property or asset exceeding $50 million

•	granting or assuming obligations with respect to any non-competition covenant or exclusivity undertaking involving property, assets or revenues exceeding $50 million and for a term in excess of two years

•	candidates for appointments of Chief Financial Officer and Audit Committee Chair of the Corporation and our subsidiaries

The Control Trust Chair of the Rogers Control Trust (see Outstanding Shares and Main Shareholders above) is obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Finance Committee.

Board and Director Performance

The Corporate Governance Committee uses discussions between the Chair of the Committee and Board members and annual written evaluations to solicit comment and evaluation from individual directors on the performance and effectiveness of the Board and its committees and recommendations for improvements. The Chair of the Committee discusses with the individual directors the effectiveness and performance of the Board and individual directors’ areas of interest and participation. The Chair also discusses with each committee chairman the mandate, effectiveness and performance of such committee. The Chair reviews the recommendations and comments of the directors with the Corporate Governance Committee.

PART 5 OTHER INFORMATION

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

We are not aware that any shareholder holding more than 10% of the voting rights attached to the Class A Shares, any proposed nominee for election as director, any director or officer of us or any of our subsidiaries, or any associate or affiliate of those persons has any material interest in any transaction that has materially affected or would materially affect us or any of our subsidiaries since January 1, 2008.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of our directors or executive officers, nor any person who has had such a position since January 1, 2008, nor any proposed nominee for election as our director, nor any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.

MANAGEMENT CONTRACTS

There are no agreements or arrangements where our or any of our subsidiaries’ management functions were, to any substantial degree, performed by a person or company other than our or our subsidiaries’ directors or senior officers.

ADDITIONAL DOCUMENTATION

Please see our financial statements and Management’s Discussion & Analysis for 2008 for financial information. Additional information is available on SEDAR at www.sedar.com and www.sec.gov (in the SEC’s EDGAR filings section). You can obtain a copy of our most recent financial statements, Management’s Discussion & Analysis and Annual Information Form without charge, upon request from the Investor Relations Department at the following address:

Vice-President, Investor Relations
Rogers Communications Inc.
333 Bloor Street East
Toronto, Ontario
M4W 1G9
(Telephone 416.935.3532)

The Board has approved the contents and the sending of this Information Circular.

David P. Miller
Secretary

March 20, 2009
Toronto, Ontario, Canada

APPENDIX “A”

BOARD OF DIRECTORS MANDATE

The purpose of this mandate (“Mandate”) of the board of directors (the “Board”) of Rogers Communications Inc. (the “Company”) is to provide guidance to Board members as to their duties and responsibilities. The power and authority of the Board is subject to the provisions of applicable law.

PURPOSE OF THE BOARD

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility.

MEMBERSHIP

The Board consists of directors elected by the shareholders as provided for in the Company’s constating documents and in accordance with applicable law. From time to time, the Corporate Governance Committee shall review the size of the Board to ensure that its size facilitates effective decision-making by the Board in the fulfillment of its responsibilities.

Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is responsible for the matters under “Role and Responsibilities of the Board” below as well as for other duties as they arise in the director’s role.

All members of the Board shall have suitable experience and skills given the nature of the Company and its businesses and have a proven record of sound judgment. Directors are to possess characteristics and traits that reflect:

•	high ethical standards and integrity in their personal and professional dealings;

•	the ability to provide thoughtful and experienced counsel on a broad range of issues and to develop a depth of knowledge of the businesses of the Company in order to understand and assess the assumptions on which the Company’s strategic and business plans are based and to form an independent judgment with respect to the appropriateness and probability of achieving such plans;

•	the ability to monitor and evaluate the financial performance of the Company;

•	an appreciation of the value of Board and team performance over individual performance and a respect for others; and

•	an openness for the opinions of others and the willingness to listen, as well as the ability to communicate effectively and to raise tough questions in a manner that encourages open and frank discussion.

Directors are expected to commit the time and resources necessary to properly carry out their duties. Among other matters, directors are expected to adequately prepare for and attend all regularly scheduled Board meetings. New directors are expected to understand fully the role of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.

ETHICS

Members of the Board shall carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of the Company. Directors of the Company are expected to conduct themselves according to the highest standards of personal and professional integrity. Directors are also expected to set the standard for Company-wide ethical conduct and ensure ethical behaviour and compliance with laws and regulations. If an actual or potential conflict of interest arises, a director shall promptly inform the Chair and shall refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director should resign.

Directors are expected to act in accordance with applicable law, the Company’s Articles and the Company’s Directors Code of Conduct and Ethics. The Board is required to monitor compliance with the Directors Code of Conduct and Ethics and is responsible for the granting of any waivers from compliance with the Directors Code of Conduct and Ethics.

MEETINGS

The Board shall meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas shall be developed in consultation with the Chair. Board members may propose agenda items though communication with the Chair. The Chair is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. At the discretion of the Board, members of management and others may attend Board meetings, except for separate meetings of the independent directors of the Board.

Directors are expected to be fully prepared for each Board meeting, which requires them, at a minimum, to have read the material provided to them prior to the meeting. At Board meetings, each director is expected to take an active role in discussion and decision-making. To facilitate this, the Chair is responsible for fostering an atmosphere conducive to open discussion and debate.

Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. The lead director shall be responsible for presiding over meetings of the independent directors. Independent directors may propose agenda items for meetings of independent directors members through communication with the Chair.

ROLE AND RESPONSIBILITIES OF THE BOARD

The Board is responsible for approving the Company’s goals, objectives and strategies. The Board shall adopt a strategic planning process and approve and review, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board is also responsible for identifying the principal risks of the Company’s businesses and overseeing the implementation of appropriate risk assessment systems to manage these risks.

In addition to the other matters provided in this Mandate, including the matters delegated to Board committees as set out below, the Board is also responsible for the following specific matters:

•	review and approve management’s strategic plans;

•	review and approve the Company’s financial objectives, business plans and budgets, including capital allocations and expenditures;

•	monitor corporate performance against the strategic plans and business, operating and capital budgets;

•	management succession planning, including appointing and monitoring, the Chief Executive Officer of the Company;

•	approve acquisitions and divestitures of business operations, strategic investments and alliances, major business development initiatives and any unbudgeted expenditure in excess of $50 million;

•	assess its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors;

•	ensure the integrity of the Company’s internal control system and management information systems; and

•	satisfy itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders, including the review and approval of the Company’s corporate disclosure policy and confirmation that a process is in place to disclose all material information in compliance with the Company’s timely disclosure obligations and to prevent selective disclosure of material information to analysts, institutional investors, market professionals and others.

A director has an important and positive role as a representative of the Company. A director is also expected to participate in outside activities that enhance the Company’s image to investors, employees, customers and the public.

ROLE AND RESPONSIBILITIES OF THE CHAIR

It is the policy of the Board that there be a separation of the offices of the Chair and the Chief Executive Officer. In the event the Chair is not independent, the independent directors shall appoint an independent lead director to carry out the responsibilities set out below. The Chair and the Chief Executive Officer are to be in regular communications during the course of the year including with respect to the Company’s business and the responsibilities of the Board.

The principal responsibilities of the Chair of the Board shall be to oversee, manage and assist the Board in fulfilling its duties and responsibilities as a Board in an effective manner independently of management. The Chair shall be responsible, among other things,

•	to chair Board meetings and annual and special meetings of shareholders;

•	to organize an appropriate annual work plan and regularly scheduled meetings for the Board;

•	to participate in the preparation of the agenda for each Board meeting;

•	to monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant, all meetings of Board committees (other than those on which he otherwise sits); provided that, if the Chair is not independent, he or she must be absent for portions of meetings where all Committee members are required to be independent;

•	to arrange for an appropriate information package to be provided on a timely basis to each director in advance of the meeting;

•	to assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

•	to provide appropriate guidance to individual Board members in discharging their duties;

•	to ensure newly appointed directors receive an appropriate orientation and education program;

•	to provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members; and

•	to promote best practices and high standards of corporate governance;

The lead director will facilitate the functioning of the Board independently of management of the Company and provide independent leadership to the Board. The lead director shall have the following responsibilities:

•	provide leadership to ensure that the Board functions independently of management of the Company and other non-independent directors;

•	in the absence of the Chair, act as chair of meetings of the Board;

•	review with the Chair and Chief Executive Officer of the Company items of importance for consideration by the Board;

•	as may be required from time to time, consult and meet with any or all of the independent directors, at the discretion of either party and with or without the attendance of the Chair, and represent such directors in discussions with management of the Company on corporate governance issues and other matters;

•	recommend, where necessary, the holding of special meetings of the Board;

•	promote best practices and high standards of corporate governance;

•	assist in the process of conducting director evaluations; and

•	perform such other duties and responsibilities as may be determined by the Board from time to time.

PROCEDURES TO ENSURE EFFECTIVE AND INDEPENDENT OPERATION

The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board. In addition to the policies and procedures provided elsewhere in this Mandate including under “Role and Responsibilities of the Chair” set out above, the Board has adopted the following procedures:

•	the Board has complete access to the Company’s management;

•	the Board requires timely and accurate reporting from management and shall regularly review the quality of management’s reports;

•	subject to the approval of the Corporate Governance Committee, individual directors may engage an external adviser at the expense of the Company in appropriate circumstances;

•	the Chair of the Board shall monitor the nature and timeliness of the information requested by and provided by management to the Board to determine if the Board can be more effective in identifying problems and opportunities for the Company; and

•	the Senior Vice President, Human Resources of the Company, together with the Chief Executive Officer, shall develop a detailed job description for the Chief Executive Officer. This description shall be approved by the Compensation Committee and recommended to the Board. The Board shall assess the Chief Executive Officer against the objectives set out in this job description.

BOARD COMMITTEES

Subject to limits on delegation contained in corporate law applicable to the Company, the Board has the authority to establish and carry out its duties through committees and to appoint directors to be members of these committees. The Board assesses the matters to be delegated to committees of the Board and the constitution of such committees annually or more frequently, as circumstances require. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

The Board has established the following committees: (1) Audit Committee; (2) Finance Committee; (3) Corporate Governance Committee; (4) Nominating Committee; (5) Compensation Committee; (6) Pension Committee; and (7) Executive Committee. The respective responsibilities of each of the foregoing committees is set forth in the applicable committee mandate.

(BOWNE LOGO)

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